FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
P,E
18 June 2002

mmO2 plc

5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

Enclosure:

One Company Announcement notification dated 10 June 2002 sent to the London Stock Exchange, under its requirement to submit notification of directors' interests.

One Company Announcement notification dated 10 June 2002 sent to the London Stock Exchange, under its requirement to submit notification of director's interests.

One Company Announcement notification dated 13 June 2002 sent to the London Stock Exchange, under its requirement to submit notification of material announcements.

One Company Announcement notification dated 13 June 2002 sent to the London Stock Exchange, under its requirement to submit notification of directors' interests.

One Company Announcement notification dated 14 June 2002 sent to the London Stock Exchange, under its requirement to submit notification of its submission of the Annual Report and Financial Statements and Annual Review and Summary Financial Statement for the year ended 31 March 2002 and its Notice of Annual General Meeting to the UK Listing Authority.

One Company Announcement notification dated 18 June 2002 sent to the London Stock Exchange, under its requirement to submit notification of material announcements.

One Company Announcement notification dated 18 June 2002 sent to the London Stock Exchange, under its requirement to submit notification of material announcements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 18 June 2002

By: ______________________

ROBERT HARWOOD
Assistant Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

mmO2 plc

2. Name of director

David Finch

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Finch

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition

7. Number of shares / amount of stock acquired

100,000

8. Percentage of issued class

De minimis

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

De minimis

11. Class of security

Ordinary

12. Price per share

38.75 pence

13. Date of transaction

10 June 2002

14. Date company informed

10 June 2002

15. Total holding following this notification

404,680

16. Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kelly Knight 0208 606 1138

25. Name and signature of authorised company official responsible for making this notification

Kelly Knight

Date of Notification

10 June 2002

mmO_2 TAKES LEAD ON PRICING FOR 3G SERVICES IN EUROPE

Released: 18 June 2002

mmO_2 has struck another first in the development of higher speed mobile data services in Europe with publication today of trial prices for its third generation (3G) service on the Isle of Man.

Today's announcement follows the successful launch of Europe's first live, working 3G network at the end of last year by Manx Telecom, a wholly owned subsidiary of mmO_2. The company has successfully tested 3G handsets and devices, a range of applications, content and connectivity with customers, and now - with introduction of an initial pricing structure - seeks to gain invaluable feedback on elasticity of demand against price. The results will be shared in detail throughout all mmO_2's in-country operations.

Four tariffs have been developed aimed at corporations, small and medium-sized companies, consumers and heavy users of the Internet. Charges, which are subject to change as the trial progresses, are based on a monthly subscription and free data allowance. If this allowance is exceeded, customers are informed and an additional charge will be levied.

Typically, a residential customer wishing to surf the Web, download music, play games, send and retrieve multimedia emails from a 3G handset or device will be charged around £1.40 per day, or £44 per month. Business customers can expect to pay just over £80 per month and small and medium companies between £60 and £70. Those customers who only access Manx Telecom's 3G WAP Portal, called Prontonet, are likely to spend around £9 per month.

Manx Telecom's 3G service gives customers high-speed, always-on mobile access to the Internet and a range of highly personalised content and interactive applications as well as video clips and games such as Quake 3. It signals the next phase in mmO_2's strategy, building on the growing uptake of GPRS medium speed mobile data services this year and next towards the roll-out of higher speed 3G services, expected from 2003.

Mark Briers, director of 3G, mmO_2, said: "The aim of the 3G trial is to find out what customers want and how much they are willing to pay for the various services. We have an initial pricing structure, but will be testing a number of pricing strategies during the trial in order to look at price elasticities.

"This is the leading trial in Europe and one of the world's most advanced high speed mobile data networks. We will therefore have some of the first evidence in the world of what customers want from 3G services, giving us a significant advantage in gaining feedback before we move to a wider roll out."

Other key findings that mmO_2 will look to establish, include; customer acceptance of pricing methodologies, usage patterns, impact on average revenue per user (ARPU) and how different 3G applications are received.

Note to Editors

3G Tariffs

The four 3G tariffs are described below (ex VAT).

	3G Business	3G Enterprise	3G Consumer	3G Prontonet
Data Subscription and data bundle	**£80**	**£50**	**£25**	**£5**
Free data allowance	**100Mb**	**50Mb**	**20Mb**	**1Mb**
Charge per Mb	**50p**	**70p**	**£1**	**£2**

Notes

- Data sent from and to the 3G device is chargeable at the same rate.
- For the purpose of the trial there will be no charge for the handsets and connection and all voice calls will be charged at standard Manx Telecom GSM rates.
- Voice subscriptions will only be charged to customers who do not have a current GSM account with Manx Telecom.

Customer Examples

The following table gives an indication of the typical usage patterns Manx Telecom would expect to see in each of the four tariff areas. This has then been computed to give the overall usage and the amount the user would be charged against this usage profile. These prices are for trial purposes and are not indicative of any tariffs, which may or may not be adopted by mmO_2's operating businesses in the UK, Germany, Ireland and the Netherlands.

Manx Telecom is working with a number of established content and applications providers and innovative start-ups to provide a billing and customer support service to customers. Applications and content subscriptions will be collected via the Mobile 3G bill.

Activity for month	3G Business User	3G Enterprise User	3G Consumer User	3G Prontonet User
Number of Emails	400	300	100	100 via WAP
Number of Email with an attachment e.g. presentation, pictures, etc.	100	50	10	0
Playing Online Games (Data use)	-	-	4Mb	0.5Mb (WAP)
Web Browsing (Pages)	400	400	100	
Music Download (Tracks)	-	-	4	-
Number of Video Clips	10	5	3	-
Prontonet Browsing (Pages)	100	100	100	400
Total Usage in Mbytes	**113Mb**	**77.25Mb**	**39Mb**	**3Mb**
Approx. Data Cost per month	**£86**	**£69**	**£44**	**£9**

Future Pricing Development

Manx Telecom is already working with its systems suppliers to investigate how pricing for 3G could be offered in a number of other innovative ways in the future. Examples may include:

1. *Web Pricing* – where customers can be charged dependent upon the web sites visited, e.g. Home, Partner or Standard.
2. *Application Pricing* – a user, for example, may be charged a different rate for video/audio streaming applications than for interactive gaming.
3. *Quality of Service* – Manx Telecom will announce phase 2 of the 3G network during first half of 2003 at which time Manx Telecom intends to investigate quality of service pricing.

-ends-

mmO$_2$

mmO$_2$ has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses have now been re-branded as O$_2$. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO$_2$ was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO$_2$ has also applied for a 3G licence in Ireland.

mmO_2 has approximately 17.5 million customers and some 14,000 employees, with revenues for the year ended 31 March 2002 of £4.276 million. Data represented 13.4% of total service revenues in the quarter ending 31 March 2002.

mmO_2 Contacts:

David Nicholas
Head of Media Relations
mmO_2 plc
david.nicholas@o2.com
t: +44 (0) 7715 759176

Simon Gordon
Press Relations Manager
mmO_2 plc
simon.gordon@o2.com
t: +44 (0)7710 070698

mmO_2 Corporate Communications
t: +44 (0)20 8606 1402

Released: 13 June 2002

mmO_2 today announced two senior appointments – a chief operating officer of O_2 Germany and a chief information officer for the Group.

Dr. Erwin Schmietow joins as chief operating officer with responsibility for customer service, marketing and continuing to increase sales in Germany. He will also focus on the introduction and marketing of new and existing mobile data solutions, such as the new xda multimedia phone, multimedia messaging, mobile email and future launch of third generation (3G) products and services.

Formerly a board member at CompuNet Computer AG, Erwin Schmietow managed sales and marketing of IT and networks products. He later became responsible for CompuNet's client server business and corporate customers. Prior to this, he worked for Siemens-Nixdorf Information Systems, where he held a number of posts and set up a sales and customer service for financial service providers.

The new chief information officer for mmO_2 will be Prof. Alexander Röder, who has held a similar position at O_2 Germany since November last year. He now has overall responsibility for the company's IT strategy and for the development and operation of IT systems across all mmO_2's operating businesses.

Peter Erskine, mmO_2 chief executive officer, welcomed the appointments, saying: "This represents a further strengthening of our senior management team. Under Rudi Gröger, O_2 Germany has seen encouraging growth in recent months and the arrival of Erwin will help ensure that this momentum is continued.

"At the same time, the ongoing development of group-wide IT initiatives underlines our commitment to running the business as one. This is central to our stated strategy of delivering the highest level of customer service whilst improving operational performance and maximising cost efficiencies."

-ends-

mmO_2

mmO_2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses have now been re-branded as O_2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO_2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO_2 has also applied for a 3G licence in Ireland.

mmO_2 has approximately 17. 5 million customers and some 14,000 employees, with revenues for the year ended 31 March 2002 of £4.276 million. Data represented 13.4% of total service revenues in the quarter ending 31 March 2002.

mmO_2 Contacts:

David Nicholas
Head of Media Relations
mmO_2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

Simon Gordon
Press Relations Manager
mmO_2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

mmO2 Corporate Communications
t: +44 (0)20 8606 1402

mmO2 plc has submitted to the UK Listing Authority its Annual Report and Financial Statements and its Annual Review and Summary Financial Statement for the year ended 31 March 2002 and its Notice of Annual General Meeting.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel (0)20 7676 1000

Annual Review 2002 mmO2





our vision – to be the essential wireless brand by enriching people's lives whatever they're doing, wherever they are

Contents

	2002 £m	2001 £m	2001 (pro forma)[1] £m
Group turnover	**4,276**	3,200	3,836
EBITDA[2] before exceptional items	**433**	317	(39)
Exceptional items	**(150)**	(2,821)	(2,821)
Group operating loss	**(856)**	(3,164)	(3,809)
Capital expenditure	**1,142**	1,144	1,581
Year-end net debt	**617**		

[1]Includes the results of all operating entities of mmO_2 as though they were subsidiaries for the whole of the year ended 31 March 2001.
[2]EBITDA is our earnings before interest, tax, depreciation, amortisation and exceptional items, excluding our share of operating profits and losses of our joint ventures and associates.


1,959
3,226
3,836
4,276
99
00
01
02

TOTAL PRO FORMA REVENUE £m


1,036
1,093
1,581
1,142
99
00
01
02

PRO FORMA CAPITAL EXPENDITURE £m

our mission – to build an inseparable relationship with our customers by understanding their needs and delivering wireless solutions that they truly value


BT Cellnet
United Kingdom
O2 UK
Viag Interkom
Germany
O2 Germany
Telfort Mobiel
Netherlands
O2 Netherlands
O2
Digifone
Ireland
O2 Ireland
Manx Telecom
Isle of Man
Manx Telecom
Genie
O2 Online

www.mmo2.com


we are committed to delivering shareholder value
through our focus on operational excellence,
a cohesive business and data leadership



with our technological insight and deep commitment,
we intend to lead the field in data services with the highest
quality networks and state-of-the-art wireless solutions

behind the business are the people – the values and the way of thinking that drive us in everything we do

we will sustain our business, our resources and the well-being of the environment and communities in which we recruit and operate for the longer term


one business, one brand, one focus
www.mmo2.com 5

welcome to mmO_2

>>> It is our privilege to present the first Annual Review for your Company, mmO_2. Notwithstanding recent market sentiment regarding telecoms stocks, your Board believes that mmO_2 presents a real opportunity to create shareholder value by generating growth above the average for the mobile communications sector. Shareholder value is and will remain at the top of our agenda. >> Following our appointment last year, our initial task was to prepare mmO_2 for full independence as a FTSE 100 company. BT Wireless, as mmO_2 was then called, was a division of BT whose mobile operations had only recently been separated from BT's fixed line operations. >> As might be expected, there were negative aspects to the business. We found important shortfalls in operational performance, a lack of focus on key targets and the absence of a widely instilled, high performance management culture. A corporate organisation did not yet exist. >> On the positive front, we discovered a strong track record of innovation, an experienced, technically capable and talented employee base and a willingness to embrace change amongst many of the staff. It was clear that mmO_2 businesses had a number of significant strategic strengths. >> We recruited a new Board and strengthened our executive team with the appointment of David Finch as Chief Financial Officer and a number of other external appointments. The demerger was agreed by the BT shareholders on 23 October 2001 and mmO_2 began life as a listed company on 19 November 2001 on the London and New York stock exchanges. >> As we approached our listing, we gave an account of our strategic strengths and hopes for mmO_2 to the investment community, bondholders and our banks. We could point to a European footprint of cohesive, wholly owned businesses, a well-established mobile communications presence in the UK and Ireland, growing businesses in Germany and the Netherlands and one of the leading mobile data and internet businesses in Europe. >> We would like to pay tribute to the many people in mmO_2 who have enabled us to execute the demerger in such a comparatively short time. The commitment and expertise shown gives us considerable confidence in the ability of mmO_2 people to face and overcome the challenges that lie ahead. >> We are delighted to have attracted a talented group of non-executive Directors, all with strong business reputations, to the Board of mmO_2, which we believe is a testament to our potential as a company. They will bring the benefits of wide experience and relevant commercial wisdom to the Group.

We are committed to you – our shareholders, our customers and our people We are committed to delivering shareholder value. This will be at the core of everything we do, at the heart of every key decision. mmO_2 is a growth business in a growth market and we intend to deliver increasing shareholder value in the years ahead. >> We will become an increasingly effective competitor in the mobile communications marketplace. Our organisation will be focused on the customer and we will live and breathe our core mission: "To build an inseparable relationship with our customers by understanding their needs and delivering mobile solutions which they truly value". >> We will build an organisation that attracts the very best people. We will give them the tools to deliver on our commitments and we will reward them appropriately. >> We will continue to act as a responsible corporate citizen. We want to be seen as a leader in the strength of our commitment to meeting our community and environmental responsibilities.

Our performance so far Our revenue for the full year to 31 March 2002 was 11.5 per cent ahead of last year at £4.28 billion (2001: pro forma £3.84 billion), with EBITDA of £433 million (2001: pro forma EBITDA loss of £39 million). We ended the year with a base of 17.5 million active customers – up 12.2 per cent on last year. Reflecting our continued focus on improving operational performance, we took an exceptional restructuring charge of £150 million – leading to an estimated £70 million annual cost saving – and reduced full-year capital expenditure to £1.14 billion (2001: pro forma £1.58 billion). Our operating loss, which includes the exceptional charge above, was £856 million (2001: loss of £3,164 million). Tight cash management meant that we were able to finish the year with a net debt of £617 million, which was significantly lower than our expectations at the time of demerger.

PETER ERSKINE
CHIEF EXECUTIVE OFFICER

DAVID VARNEY
CHAIRMAN



Going forward In the rest of our statement we would like to describe how we see our markets – both the opportunities they offer and the challenges they present – our strategy for growth and our plans for building a high performance organisation that will deliver value to shareholders, customers and employees.

Mobile is still a growth market but one that is increasingly challenging High levels of penetration of voice-based services in the developed European markets have led to a slowdown in the growth of the mobile market. Penetration rates in the UK and Germany, mmO_2's two largest markets, are now approaching 80 per cent and 65 per cent respectively and this has affected growth in new registrations. >> In future, growth for mobile operators will no longer primarily be driven by bringing new customers into the market. The challenge for mmO_2 will be to forge closer relationships with our customers and to win market share from our competitors. We will do that by offering customers a better overall experience, products that will improve their lives, the best available service and competitive pricing. >> We see exciting opportunities in mobile data services, where we have positioned ourselves as a leader in Europe. As traditional voice revenues per user level off, data services will become the primary source of mobile market growth. The timing of a take-off in mobile data services is uncertain. But we expect that in three to five years' time new mobile data applications will become commonplace, improving the lives of customers and generating significant revenue for mobile operators.

Our strategy is clear, focused and bold – we have made a good start but we recognise the scale of the task ahead Our strategy is firmly focused on three key areas – improved operational performance and execution; managing our businesses cohesively and leadership in data services through investment in General Packet Radio Service (GPRS) and Universal Mobile Telephone System (UMTS), or "3G", networks and services. >> Operational excellence is central to our strategy. Each of our businesses must match and then exceed the best in customer satisfaction, network quality and cost efficiency. We have acknowledged that our performance on these measures is not satisfactory. To "fix the basics" we have introduced wide-ranging and demanding programmes across all mmO_2 businesses, and we have already seen good improvements in financial performance. >> In O_2 UK we have already lifted EBITDA margins to over 24 per cent and our aim is to increase them to above 30 per cent. We will reinforce the move to lower customer churn rates shown in last year's results. The drive is on to recruit high-quality customers in the post-paid, contract market. Improved operating efficiency, particularly in the area of Subscriber Acquisition Costs (SACs), where progress has been substantial, is the key to continued improvements in the profitability of our successful O_2 Ireland business. >> We need to achieve competitive scale and profitability in our businesses in Germany and the Netherlands. There is already evidence in our results of an improved performance in both markets. An important part of our strategy in these countries is to gain incremental customers and network traffic by forming innovative partnerships with third parties. We have already secured deals with Postbank and Tele2 in the Netherlands. Both deals will increase the utilisation of our network and more agreements are in the pipeline. >> Network-sharing arrangements with T-Mobile has significantly reduced the future capital requirements involved in our transition from Global System for Mobile communications (GSM) and GPRS technologies to 3G technology. >> Germany and the Netherlands represent major opportunities to create substantial value for mmO_2 shareholders, but we do not underestimate the challenges of effective execution in these intensely competitive markets. >>

One business, one brand, one focus and a high performance culture A common face to our customers is vital. In May 2002 we introduced a single customer brand – O_2 – creating a new force in European mobile communications and we are rolling it out in a consistent way across all our businesses. O_2 is a brand that conveys freshness and life, freedom and clarity. To make it come

alive for our customers we will need to offer the highest levels of service and to act as one single entity in whatever we do. >> *We have introduced Project Perform to drive a new way of working across the Group. By cutting out duplication and costly* bureaucracy we will be smarter and faster and get closer to the customer. We want to do things once and do them in the right way. >> As an example, we have formed a single product management unit – products O_2 – to cut the cost and time to market of new products, drive their delivery across all O_2 businesses and secure better deals with vendors. We have seen the benefits of this already in our recently launched data terminal products. Technology rationalisation and shared knowledge on network quality *– the key to retaining customers and ensuring higher usage – will yield further synergies. In this drive for efficiency, we recently* announced our intention to build a seamless pan-European broadband mobile data highway to support the development of advanced multimedia services and their rapid launch across mmO_2's businesses simultaneously. We will achieve this by consolidating all our existing supply contracts and replacing them with new strategic partnerships, under which Nortel Networks and Nokia are to become the principal network suppliers. >> We have introduced a change programme, Project Breathe, across all our businesses *in order to build a customer focused, high performance culture. We must listen to our customers, commit ourselves to changing* their lives and build relationships with them. Only in this way can we release the full potential of our 14,000 employees and only in this way can we outperform the competition. >> We are delighted that our O_2 businesses won a number of top awards last year, recognising high performance in areas ranging from customer service to network excellence, training and innovation. >> We place great stress on the development of our employees and want everyone in mmO_2 to work together and to live out *mmO_2's core values – to be open, bold, trusted and clear in everything they do.*

Leading the data services market Our commitment to 3G technology is absolute. We intend to launch 3G high speed data services in both the UK and Germany during the summer of 2003. By then we believe that dual mode handsets, that allow roaming from 3G onto GPRS medium speed data networks, will be available in quantity and the market will be ready for the launch of the new technology. *In the meantime we will be driving the build-up of high value contract customers on our GPRS* networks, targeting both the consumer and business markets with new data products. >> Our target is to lift mobile data revenues from 11.7 per cent of mmO_2 service revenues to over 25 per cent in three years' time and to around 50 per cent in ten years' time. >> We were pioneers in introducing GPRS and in December 2001 our Manx Telecom business launched its third-generation network, the first fully-operational 3G system in Europe. We intend to remain in the forefront of mobile data developments while continuing *to adopt a cautious and pragmatic approach to capital expenditure – only investing when we believe market conditions are right.*

Capitalising on our leadership in data services is central to our strategy Basic data services – person-to-person text messaging, information sent to mobiles via text and simple handset games – are already popular. But the adoption of GPRS devices, providing "always-on" mobile connections, will boost the adoption of more complex services, ranging from email to *instant text messaging, multimedia messaging and interactive games. >> Business users will find that they can deal with emails* on the move as easily as they do from their PC. Instant text messages will find their intended recipients whether they are using their PC or their mobile device. Multimedia messaging, with its ability to send video and photographic images with text, will have a host of business as well as consumer applications. Full mobile web browsing will become a reality. >> Complex technology for its own sake is not a driver for mmO_2. Instead we will offer services that are relevant to our customers – ones that will enhance *their ability to communicate with friends, with work, to be informed and to be entertained on the move, whenever and wherever* they are. By doing this we will build a loyal customer base and capture the significant value that will become available in mobile data services. >> By collaborating with content application and device partners, mmO_2 will be the leader in bringing new mobile

data services to market. We were the first in Europe to sign an agreement with RIM of Canada for its BlackBerry™ GPRS terminal, that allows always-on access to corporate emails, and are distributing Handspring's Treo™ mobile organiser. We have also recently launched the xda from O_2, an integrated mobile phone and Personal Digital Assistant (PDA). It will be a key challenge for us to schedule our investment in new services and technology to make the most of this significant profit opportunity. >> Mobile technology is also providing a solution to the complex issues surrounding effective communication between the UK's emergency services. mmO_2's Airwave business has a £2.5 billion, 20-year contract to be the sole supplier of core mobile radio services to the police forces of England, Scotland and Wales. We are actively seeking new clients amongst the public emergency services and our plans to complete the Airwave network by 2005 are on target.

Our role in the community mmO_2 takes seriously its responsibilities to the community and the environment. The Group has detailed policies in place addressing social, ethical and environmental issues. Health and safety matters are of prime importance to us and we co-fund a number of research initiatives into the health effects of mobile phone technology. >> We are determined to add value to the communities in which we operate, not only through our commercial activities, but also through active engagement with society.

Outlook Trading in a highly competitive but genuine growth industry, mmO_2 is a business of great potential, although significant challenges remain. Our German, Dutch and O_2 Online businesses are currently loss-making and we face increasing competition from existing providers of mobile services and new market entrants. The development costs of our 3G mobile networks will be substantial and the demand for 3G services is uncertain. However, the increasing sophistication of our investment appraisal process should enable us to deliver additional investment at acceptable rates of return. We have robust plans in place to generate shareholder value by delivering superior growth. The Board, the executive team and all our employees are committed to realising that exciting potential, day-by-day, month-by-month and year-by-year.

DAVID VARNEY, CHAIRMAN

PETER ERSKINE, CHIEF EXECUTIVE OFFICER

ties >>> see what you can do >>> a world of possibilities >>> see what you can do >>> a world of possibilities >>> see what



business review O_2 UK

>>> Operating performance Turnover of O_2 UK businesses for the year to 31 March 2002 was £2,756 million (2001: £2,706 million) with EBITDA for the same period of £670 million (2001: £555 million). Operating margin† improved from 20.5 per cent to 24.3 per cent. *Operating profit before exceptional items for the year ended 31 March 2002 has remained steady at* £272 million (2001: £269 million). >> After the rapid expansion of recent years, the UK mobile phone market is approaching saturation in 2002, with penetration close to 80 per cent. The rate of growth has slowed, with new connections at O_2 UK for the year to 31 March 2002 totalling 495,000, of which 408,000 were pre-pay and 87,000 post-pay contract customers. Our active customer base at 31 March 2002 numbered 11.084 million, of which 7.542 million were pre-pay and 3.542 million post-pay, representing a market share of approximately 24 per cent. >> The contract churn rate has improved significantly from 44 per cent to 31 per cent. Blended SAC[1] *increased slightly to £90 owing to a richer mix of customers acquired during the year reflecting* O_2 UK's focus on higher-value customers. Blended ARPU[2] declined but the key contract ARPU rose from £485 to £498. >> Data service revenues, as a proportion of the O_2 UK total, rose from 5.8 per cent in 2001 to 11.8 per cent. >> Within this, the rise in the popularity of text messaging continues apace. Total text messages sent over the UK network more than doubled from 1.6 billion in the 2001 financial year to 3.4 billion in the 2002 financial year. O_2 ended the year as the UK market leader in text messaging, with 29 per cent market share in March 2002. >> In May 2002 BT Cellnet was re-branded as O_2 UK.



382
431
555
670
99
00
01
02

EBITDA PERFORMANCE
£m

Operational excellence Led by David McGlade, managing director, the O_2 UK management team is dedicated to delivering operating excellence and improved profitability. >> Our marketing focus is on business, professional and young adult customers, who broadly represent the high-value segments of the market – both in post-pay and pre-pay – and who we believe are most likely to be early adopters of our more advanced mobile data products. >> Customer retention through successful customer relationship management is also central to our strategy. We will continue to develop effective customer loyalty, retention and upgrade schemes that helped *to reduce contract customer churn last year. >> We believe that high levels of customer satisfaction have a key* role to play in the success of new technologies such as GPRS[3] and UMTS[4], or "3G", mobile services. Accordingly, we are implementing a new, integrated systems platform that will significantly enhance our capability in customer care and also enable our marketing to be more targeted. >> We are continuing to invest in our GSM network, which will remain in demand in the medium term and must be maintained at the highest quality. At 31 March 2002, it comprised over 6,500 base stations and covered over 99 per cent of the UK population and approximately 90 per cent of the UK land mass. In addition, our international roaming *agreements with over 306 networks allow our customers to make and receive calls in 132 countries. We have* made great progress in reducing the rate of dropped calls on our network, recognising that improvements are a key element in customer satisfaction and encourage longer calls. >> We are enhancing the quality of our GPRS services by retaining some capacity on our GSM network exclusively for data transmission. In June 2001, we also entered into partnership with T-Mobile to co-ordinate the roll-out of our 3G networks, sharing new and existing

† OUR OPERATING MARGIN IS EXPRESSED AS A RATIO OF EBITDA OVER TURNOVER
[1] SAC
SUBSCRIBER ACQUISITION COST
[2] ARPU
AVERAGE REVENUE PER USER
[3] GPRS
GENERAL PACKET RADIO SERVICE
[4] UMTS
UNIVERSAL MOBILE TELEPHONE SYSTEM


BlackBerry™
A SECURE, INTEGRATED WIRELESS EMAIL SOLUTION FOR MOBILE PROFESSIONALS. "ALWAYS-ON" ACCESS TO CORPORATE EMAIL SYSTEMS FROM THE PALM OF YOUR HAND, USING HIGH-SPEED GPRS MOBILE NETWORKS.
BLACKBERRY
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GPRS


Treo™ COMMUNICATOR
AN INTEGRATED PHONE, PALM OS® ORGANISER, WIRELESS EMAIL, SMS TEXT MESSAGING AND WEB APPLICATIONS – ALL IN ONE COMPACT, LIGHTWEIGHT DEVICE. AVAILABLE WITH BUILT-IN KEYBOARD OR PALM OS® "GRAFFITI" TEXT INPUT.
TALK, ORGANISE YOURSELF, READ AND SEND EMAIL OR SMS MESSAGES TO MOBILE PHONES OR ANY EMAIL ADDRESS. BROWSE AND ACCESS VIRTUALLY ANY WEBSITE – GET DIRECTIONS, CONFIRM FLIGHTS, CHECK THE WEATHER.

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455
485
498
41
44
31
00
01
02

POST PAY
● 12 month rolling ARPU £
○ Churn %

base stations in some areas and allowing roaming across each other's network. This partnership is subject to regulatory approval. >> In order to address changing market requirements, a restructuring exercise in 2002 will see our permanent workforce scaled back from 7,500 to 6,100 people. The programme will affect back office, technical and administrative functions across the business and will also include the closure of 133 of our existing 320 retail outlets.

Data leadership O_2 UK's strength in mobile data services was enhanced during the year by the formation of a number of successful partnerships to launch new GPRS terminals in the UK. We signed limited exclusivity agreements with RIM for the BlackBerry™ wireless email solution and with Handspring to bring its Treo™ organiser to the UK. We have recently announced the xda from O_2, a fully integrated mobile phone and PDA[5].

Regulatory issues O_2 UK is co-operating fully with the international, industry-wide investigation by the European Commission and the UK Office of Fair Trading into mobile telephony roaming prices. Full co-operation has also been given to the UK Competition Commission in its industry-wide inquiry into the level of charges for connecting calls to networks and whether their regulation is necessary. The Commission expects to publish its report by January 2003.

Mobile phone theft Current levels of mobile phone theft in the UK are causing understandable concern. O_2 UK already bars the SIM[6] card of a mobile phone immediately upon learning that the phone has been stolen. But we have also recently announced plans to develop a new computer system to track early call attempts and then to block calls from stolen handsets across the O_2 UK network. >> We are participating in an industry-wide initiative to share handset serial (IMEI)[7] numbers across all UK networks. We have also launched an education programme in schools, dealing with ways to reduce the risk of theft, along with plans to introduce a property marking system. Furthermore, we will continue our dialogue with government and regulatory and industry bodies to ensure that all new technologies and mobile devices have built-in security.

Looking ahead As the UK mobile phone market matures, we are committed to moving away from volume sales towards the provision of increased service and support for our customers. This includes focusing our resources on network quality, customer care and growing our portfolio of data products and services. Our re-branding to O_2 UK is an important statement about the type of company we have become, one that has the customer experience at the heart of everything we do. It will be crucial to our ambitions to lead the market in mobile data in the UK as we focus on improving our operational performance while providing the highest levels of service to our customers.

[5] PDA
PERSONAL DIGITAL ASSISTANT

[6] SIM
SUBSCRIBER IDENTIFICATION MODULE

[7] IMEI
INTERNATIONAL MANUFACTURERS EQUIPMENT IDENTIFICATION

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Genion LOCATION-BASED SERVICES
O2 GERMANY PROVIDES A RANGE OF INNOVATIVE, LOCATION-BASED SERVICES.
YOU CAN CALL UP THE DETAILS OF HOTELS OR RESTAURANTS IN THE NEIGHBOURHOOD YOU ARE IN OR IN THE ONE YOU ARE TRAVELLING TO. YOU CAN LOCATE THE NEAREST AUTOMATIC CASH MACHINE; OR, IN A CASE OF EMERGENCY, EVEN CALL UP A LIST OF LOCAL DOCTORS AND HOSPITALS.



Genion HOME ZONE
GENION OFFERS REDUCED TARIFFS ("FIXED LINE TARIFFS") WITHIN YOUR SELECTED HOMEZONE (THAT'S AN AREA ABOUT 500 M AROUND THE SELECTED HOME). O2 GERMANY'S GENION HOME IS THE ONLY MOBILE PRODUCT IN GERMANY ABLE TO OFFER THIS SERVICE, THANKS TO ITS TECHNICALLY ADVANCED NETWORK.

business review O_2 germany

>>> **Operating performance** Turnover of O_2 Germany for the year to 31 March 2002 was 29 per cent higher at £875 million (2001: £677 million)[1] with EBITDA losses for the same period reducing from £343 million in 2001 to £166 million in 2002. Operating losses before exceptional items have improved from £566 million in 2001 to £402 million in 2002. >> The German market, in common with other developed markets in Europe, is showing signs of maturity now that penetration has risen to high levels. Overall, the market, the largest in Europe, grew by 7 per cent last year, compared with an increase of 62 per cent in the previous year. Despite this slowdown in the market, O_2 Germany has generated strong growth in sales and has made significant progress in attracting high-value customers. >> The number of new connections at O_2 Germany for the year to 31 March 2002 totalled 724,000, of which 352,000 were pre-pay and 372,000 post-pay contract customers. At 31 March 2002, O_2 Germany had 3.9 million customers compared with 3.2 million 12 months previously, of which 49 per cent were pre-pay and 51 per cent post-pay, representing a market share of over 7 per cent. >> Blended SAC costs reduced significantly over the year to £95. ARPU was £313 for post-paid and £71 for pre-paid customers. Over 70 per cent of new post-paid customers subscribe to Genion services, which generate higher ARPU than other post-paid services. >> Data service revenues represented over 13 per cent of O_2 Germany's total service revenue. >> Improved profitability has been led by rapid progress in our core Genion product, a favourable post/pre-pay split, and cost efficiencies. >> Business customers almost doubled during the year in the wake of a number of contract wins from major German businesses including HypoVereinsbank – one of Europe's leading commercial banks. >> In May 2002, Viag Interkom was re-branded as O_2 Germany.



99
00
01
02
(237)
(386)
(343)
(166)

PRO FORMA EBITDA PERFORMANCE
£m

Operational excellence A new management team, headed by Rudolf Gröger, who joined us as CEO in October 2001 from Deutsche Telekom, has driven the improved performance shown by O_2 Germany since last summer. The team is committed to bringing the business to profitability after reaching break-even in the course of the 2003 financial year. >> We are focused on delivering efficiency gains, rising levels of customer service, and an improvement in the quality and utilisation of our network to improve our financial performance. Good progress has been made on all these fronts. Headcount in O_2 Germany was reduced by 400 in 2002 and the cost of acquiring a subscriber was reduced significantly, by a third over the period. To reinforce our drive to cost efficiency, headcount will fall by an additional 500 in 2003 to approximately 3,400 as we further streamline management processes and sharpen our retail focus. >> Our Genion product group, targeted at the higher value, post-pay market, continues to offer us an important competitive advantage. In addition to standard value added products, Genion offers innovative services, including location-based tariffing, which offers reduced tariffs to customers within the homezone, that is in or near to their home area. Genion is unique in the German market thanks;to our modern and technically advanced network. >> The same location-based homezone concept is applied to services offered under the Genion Business brand – allowing high-value mobile users to make calls in or near their places of business at reduced tariffs – where we have achieved some significant successes. BMW, Siemens, Liebherr and ABB have all selected Genion homezone for their premises. >> We are co-operating with

[1] COMPARATIVE FIGURES FOR THE FINANCIAL YEARS 1999, 2000 AND 2001 ARE ON A PRO FORMA BASIS, WHICH ASSUMES THAT O_2 GERMANY WAS A SUBSIDIARY FOR THE WHOLE OF EACH FINANCIAL YEAR

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Genion LOCATION-
BASED SERVICES
THROUGH ON-SCREEN MAPS AND THE LATEST TRAFFIC INFORMATION YOU WILL GET TO YOUR DESTINATION – BY CAR OR ON FOOT – QUICKLY AND SAFELY. AND IF A MOBILE PHONE IS LOST, AN O2 GERMANY LOCATION-BASED SERVICE WILL FIND IT.
Internet Explorer
11:10
http://mobil.genion.de/unterwegs/
M-Kompass:
Die Landkarte zu Ihrem Standort
Remscheider Str
Mittelfeld
Kronsbergstr
Ansicht Extras


3,379
3,394
3,656
3,891
1,725
1,751
1,871
1,979
Q1 Q2 Q3 Q4
2002

SUBSCRIBER BASE
● Total subscriber base 000s
O Contract subscriber base 000s

Deutsche Telekom's subsidiary, T-Mobile, in an agreement which, it is hoped, save substantial costs in the build-up of our 3G network. With the 3G launch scheduled in 2003, the Company remains confident of its ability to meet its regulatory coverage requirements and work is progressing well. O_2 Germany has already acquired over 3,000 locations for 3G base stations.

Data leadership O_2 Germany launched an operational GPRS network in January 2001, the first operator in Germany to do so. By positioning ourselves as a leader in the German mobile data market, we see a significant opportunity to attract high value customers and increase market share. >> During the 2002 financial year, O_2 Germany reinforced significantly its position as a leader in data communications. There was independent recognition of our efforts as our GPRS network was voted the best in the mobile industry by the influential Connect magazine. >> To support our drive for high-value customers we have devised a number of innovative solutions for the key corporate data communications market, including GPRS-based IP[2] Virtual Private Network services and fleet management services. >> The current year will see the launch of a range of GPRS services to manifest our leadership in data services. The launch will be supported by the introduction of new products from the O_2 portfolio, including RIM's BlackBerry™ wireless email solution, Handspring's Treo™ organiser, and the xda from O_2, our fully integrated mobile phone. The BlackBerry™ device has brought us early contract successes with both SAP and Bertelsmann. >> Our location-based services are a particular strength. We have pioneered a system of making hotel reservations from a mobile phone and a service that locates lost handsets. Our location-based services can be accessed through the SMS[3] service, so that they are available from any mobile handset, even if it has no WAP[4] capability.

Looking ahead The management team at O_2 Germany is committed to reaching EBITDA break-even in the course of the 2003 financial year. Our medium-term aim is to build a profitable share of the German market at a rate of one percentage point a year towards a target of 12 per cent in five years' time. >> We first launched mobile phone services in October 1998. The current year will mark a transition in the business from a position of start-up to commercial maturity and profitability. Our significant first-mover advantage in data communications and the lead we have in location-based services will continue to underpin an above average rate of growth in both the number of our subscribers and ARPU. By the standards of some other European countries, ARPU in Germany is relatively low, but ours is among the highest in the industry and we intend to reinforce our position. >> We are continuing to evaluate sites for the build-up of our 3G network but we do not intend to launch 3G services in the current financial year. We will, however, be committing capital during 2003 to support the launch of 3G services. The advent of 3G will be of considerable importance in the development of O_2 Germany and we are confident of its future success in the marketplace.

[2] IP
INTERNET PROTOCOL
[3] SMS
SHORT MESSAGING SERVICE
[4] WAP
WIRELESS APPLICATION PROTOCOL

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Postbank
O_2 NETHERLANDS IS A PIONEER IN M-BANKING IN THE NETHERLANDS.
IN PARTNERSHIP WITH POSTBANK, ONE OF THE COUNTRY'S LEADING FINANCIAL SERVICES PROVIDERS, WE MADE AN O_2 PRE-CONFIGURED PHONE AND AN O_2 WEB/WAP PORTAL AVAILABLE TO 500,000 CUSTOMERS.
USING THEIR O_2 PHONE, POSTBANK CUSTOMERS CAN CHECK BANK BALANCES, TRANSFER FUNDS AND GET UP-TO-DATE SHARE PRICES.
AND THERE'S NO NEED FOR TOP-UP CARDS WHEN PRE-PAID FUNDS RUN LOW – CUSTOMERS CAN TOP UP THEIR MOBILE PHONE ACCOUNTS FROM BANK OR GIRO ACCOUNTS BY PHONE.

business review O_2 netherlands

>>> Operating performance Turnover of O_2 Netherlands for the year to 31 March 2002 was £200 million (2001: £114 million)[1] with EBITDA loss for the same period of £51 million (2001: £104 million). Operating loss before exceptional items improved from £150 million in 2001 to £119 million in 2002. >> After the rapid expansion of recent years, the Dutch mobile phone market is approaching saturation in 2002, with penetration at over 70 per cent. The rate of growth has slowed, with new connections at O_2 Netherlands for the year to 31 March 2002 totalling 462,000, of which 405,000 were pre-pay and 57,000 post-pay contract customers. Our active customer base at 31 March 2002 numbered 1,255,000, of which 1,022,000 were pre-pay and 233,000 post-pay, representing a market share of approximately 11 per cent. >> The contract churn rate has improved significantly from 32 per cent to 27 per cent. Blended SAC costs have decreased by 24 per cent from £99 in the year ended 31 March 2001 to £75. >> Blended ARPU increased from £151 to £163 during the year, with improvements in both pre-pay and post-pay ARPU. >> Data as a proportion of service revenue was 8.9 per cent for the full year, and the number of SMS messages sent over the network more than doubled to 288 million. >> In May 2002, Telfort Mobiel was re-branded as O_2 Netherlands.


99
00
01
02
(65)
(101)
(104)
(51)
PRO FORMA EBITDA PERFORMANCE £m

Operational excellence O_2 Netherlands is led by Ton aan de Stegge, President and CEO. The management team is focused on continuously realising cost efficiencies as well as improving the level of customer satisfaction and retention. >> We have already taken effective measures to reduce customer churn and to enhance the quality of our network, while strengthening our delivery of customer service. Improved utilisation of our network is also a priority. >> Good progress was made on all these issues last year and is continuing in the current year, having taken O_2 Netherlands into profitability at the EBITDA level for the second half of the 2002 financial year. >> The quality of O_2 Netherlands' network improved significantly over the past year to the extent that in November 2001 we terminated our roaming agreement with Libertel which had been in place since 1998. By the first quarter of 2002, the network covered 97.5 per cent of Dutch households and 99 per cent of geographical territory. >> Network operation is not our core business but it is core to our business. Recognising this we announced a Letter of Intent with Ericsson to outsource the management of all our mobile network operations. This outsourcing initiative will improve our operational efficiency, accelerate the introduction of sophisticated multimedia services and deliver significant cost savings. It will allow us to focus exclusively on offering our customers the services they want, in the most flexible and cost-efficient manner. >> The operations of our Customer Service Centre have also been outsourced to a call centre specialist and this has led to a substantial increase in the level of service, while successfully accommodating considerable growth in the customer base. >> Our drive to recruit wholesale customers to the O_2 Netherlands network, in order to improve its utilisation and cost efficiency, resulted in a significant contract with Tele2. Under this agreement, Tele2 Mobiel will offer mobile services on our GSM 1800 network as a virtual mobile operator. >> We also announced the Netherlands' first ever Enhanced Service Provider agreement with debitel Netherlands, a leading independent telecoms service provider. O_2 Netherlands will rent capacity to debitel on its networks and provide it with access

[1] ALL COMPARATIVE FIGURES FOR THE FINANCIAL YEARS 1999, 2000 AND 2001 ARE ON A PRO FORMA BASIS, WHICH ASSUMES THAT O_2 NETHERLANDS WAS A SUBSIDIARY FOR THE WHOLE OF EACH FINANCIAL YEAR

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xda
xda from O_2
A PERSONAL DIGITAL ASSISTANT,
PHONE AND MICROSOFT POCKET
PC 2002™ – AN ALL IN ONE MOBILE
MULTIMEDIA DEVICE WITH A COLOUR
SCREEN, AVAILABLE ON GSM AND
"ALWAYS ON" GPRS HIGH-SPEED
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to computer systems that support text messages, voicemail and customer management. >> We are also investigating ways in which we can minimise our 3G network costs and have announced a Memorandum of Understanding with KPN Mobile over infrastructure sharing and joint roll-out of 3G services. Full agreements, such as those concluded with T-Mobile by O_2 Germany and O_2 UK, will be entered into where they make commercial sense.

Data leadership During the year O_2 Netherlands strengthened its leadership in mobile data. We became *the first operator in the Netherlands to launch an operational GPRS network – introducing GPRS services for* the business market in March 2001 based on our innovative Mobile Office contract. With this service, Dutch businesses are charged, for the first time, on the basis of the quantity of data they send and receive rather than time spent connected to the network. >> Our product offering for the business market was reinforced by a limited exclusivity agreement with RIM for the BlackBerry™ always-on wireless email solution, which is aimed at the Dutch business professional. We have won several contracts with IT and marketing-oriented companies to distribute thousands of handsets with WAP user access over the GPRS network. >> At the beginning of 2001, we launched Corporate SMS, a new business service for sending mass text messages to specific target groups. The service was taken up enthusiastically and highlighted the quality and capacity of our network and O_2 Netherlands' position as a provider of mobile data services for business. >> In the mobile data market for consumers, O_2 Netherlands reached a ground-breaking mobile banking agreement with the Postbank. Some 500,000 account holders who took part received a free pre-pay telephone. >> The unique mobile banking handset is linked directly to users' Postbank accounts and has various m-banking functionalities pre-programmed by O_2 Netherlands. These allow customers to request balance information, perform transactions and directly top up call credit via a giro account. O_2 Netherlands made use of existing WAP technology for this project. Over two million balance queries and more than 100,000 transfers have been made since the project began last summer. >> To provide the highest level of service in mobile data we continue to form partnerships with business application developers. Such partnerships have led to the introduction of a number of innovative new services, including the delivery of a mobile campus to the University of Twente and the successful establishment of a mobile patient file for the Health Care sector.

Looking ahead Our priority in the current year will be to reinforce O_2 Netherlands' leading position in mobile data communications. Marketing to the business customer will be spearheaded by the BlackBerry™ corporate email solution, supported by the Treo™ organiser and the xda from O_2. >> A suite of innovative data products, including location-based services, and rising levels of customer care, will help us to grow the value of our subscriber base. >> We have designated SMEs[2] as a major growth market that will respond well to our offering of a unique and innovative communications proposition, tailor-made to the needs of entrepreneurs.

[2] SME
SMALL AND MEDIUM-SIZED ENTERPRISE

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GPRS DATA CARD
USE THE MERLIN G201™ CARD OVER O2'S GPRS NETWORK TO TRANSFORM YOUR EXISTING LAPTOP COMPUTER OR PERSONAL DIGITAL ASSISTANT INTO A HIGH-SPEED MOBILE DEVICE, WITH THE FREEDOM OF "ALWAYS ON" GPRS CONNECTION.

business review O_2 ireland


9
49
68
122
99
00
01
02

EBITDA PERFORMANCE
£m

>>> **Operating performance** Turnover of O_2 Ireland for the year to 31 March 2002 was £395 million (2001: £309 million) with EBITDA for the same period of £122 million (2001: £68 million). Operating margin improved from 22.0 per cent to 30.9 per cent and operating profit before exceptional items more than doubled to £58 million from £21 million in 2001. >> After a period of rapid growth, which has lifted penetration of the mobile market in Ireland to over 75 per cent, growth in the number of customers has slowed significantly over the past 12 months. New connections at O_2 Ireland for the year ended 31 March 2002 totalled 207,000, of which 183,000 were pre-pay and 24,000 post-pay contract customers. Our active customer base at 31 March 2002 was 1,180,000, of which 824,000 were pre-pay and 356,000 post-pay. O_2 Ireland increased its share of the contract market from 41 per cent to 43 per cent and we retained our share of the pre-paid market at 39 per cent. Overall, market share was 40 per cent. >> Blended SAC fell by 21 per cent in the course of the year and blended ARPU was £329 whilst the post-paid churn rate remained low at 23 per cent. Pre-paid churn for the year was 44 per cent, but includes a one off adjustment in July 2001 to the pre-paid base as a result of moving to a "three month level of inactivity" for these customers. >> Data revenues rose from approximately 6 per cent in 2001 to 10 per cent in 2002 as a proportion of total service revenues. In terms of non-voice services, SMS text messaging is the single most significant contributor. Mobile originated SMS messages passing through our Irish network totalled 667 million, almost double the total in the previous year. >> Our mobile internet portal had 315,000 customers at the end of March 2002, an increase of 170 per cent. Of those customers, 155,000, or 13 per cent of the total, are active WAP users, more than four times the number of a year ago. >> In May 2002, Digifone was re-branded as O_2 Ireland.

Operational excellence The O_2 Ireland management team is led by Danuta Gray, who became CEO in July 2001, adding further momentum to an already successful business. >> We were delighted that our focus on customer satisfaction and operating excellence was recognised in a number of valuable industry awards last year. O_2 Ireland won the Irish Call Centre of the Year Award 2001 and was commended in a number of other categories. Our portal website won Ireland's leading technology award, the Golden Spider Award, for best use of mobile internet technology. We also won an award from the Irish Direct Marketing Association in the Business to Consumer category for a youth campaign targeting our prepaid customers. Our Call Me product was awarded a merit from the Irish Institute of Sales Promotion Consultancy in the highly competitive Communication/Media/IT category. Most recently our BlackBerry™ device won most innovative new product at the ICT Expo event in Dublin, Ireland's foremost technology event. >> O_2 Ireland topped the Excellence Ireland Consumer Satisfaction Index in the mobile communications sector, announced in February 2002. In the same month we came first in the Overall Training and Best e-learning categories in the Irish National Training and Development Awards. >> We have recently combined our four wholly-owned retail businesses into one operating unit. Our distribution strategy has been one of the cornerstones of our success thus far. By consolidating our abilities in the retail area we will enhance our operational effectiveness and the consistency of service we give to our customers. Our ambition for O_2 Retail is straightforward – to give our customers the best retail experience in Ireland. >> We have continued

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BlackBerry™
PUSH TECHNOLOGY MEANS THAT EMAILS ARE SENT DIRECTLY – NO NEED TO DIAL-IN TO RETRIEVE MESSAGES, YOUR EMAIL FINDS YOU – WHILE END-TO-END ENCRYPTION OF MESSAGES PROVIDES A HIGH LEVEL OF SECURITY. STAY IN TOUCH WITH CLIENTS AND COLLEAGUES WHILE YOU ARE ON THE GO.



134
149
179
204
Q1
Q2
Q3
Q4

SMS MESSAGES SENT 2002
million

to expand our network in a cost-efficient manner. By March 2002, O_2 Ireland had 1,200 sites on air generating revenue. This represents 262 new sites on air in a 12-month period. We upgraded a number of our sites instead of building new ones thereby delivering improved network quality and capacity at a lower network cost.

Data Leadership Non-voice services now stand at 10 per cent of total service revenues. In January 2002, O_2 Ireland, after undertaking extensive trials with our key corporate customers over the preceding nine months, became the first Irish mobile operator to launch a full GPRS service to corporate, small business and post-paid consumer customers. We were also the first to provide GPRS roaming services to Irish customers in the UK, Germany and the Netherlands. >> At this stage we are offering 16 GPRS-based applications to our customers. These range from remote security monitoring to Customer Relationship Management solutions and corporate intranet access. >> We made another breakthrough in becoming the first Irish mobile operator to offer always-on email services through the BlackBerry™ wireless email solution, a terminal that uses GPRS technology to provide always-on mobile access to corporate email. This terminal, along with other richly functional GPRS-enabled devices in the O_2 portfolio, will be a vital part of our efforts to generate high value, data revenue streams from the business sector. >> The range of O_2 Ireland's online services was expanded to include a popular wireless trivia game, SmartAss, and Group Text, a one-to-many text service. Our unique service, Call Me, was also launched. Aimed at the pre-paid market, Call Me enables customers to continue to communicate when their pre-paid balance is zero.

Regulatory issues In July 2001, the Office of the Director of Telecommunication Regulation (ODTR) announced that it had designated O_2 Ireland, along with Vodafone, as having Significant Market Power (SMP) in the national interconnection market. Both operators have already been designated by the ODTR as having SMP in the mobile phone market. The new designation in the interconnection market imposes obligations with regard to the cost of terminating mobile phone calls. O_2 Ireland is currently in discussions with the ODTR over the practical implications of the new designation.

Looking ahead In March, O_2 Ireland applied for both the A and B 3G mobile phone licences that were put out to tender by ODTR in December 2001. The names of the successful applicants will be announced by the ODTR in June 2002. If O_2 Ireland succeeds in its tender, a roll-out of the 3G service should begin in the first half of 2004. >> Our focus will continue to be on growing revenues in a highly penetrated market, with an emphasis on driving revenues from data services, enhanced by the successful launch of our GPRS service. >> ARPU in the Irish mobile phone market is considerably above the European average. However, we expect that a rising stream of value-added, non-voice services will have a further favourable impact on ARPU while our successful strategy of customer intimacy will produce improved customer retention and a lower churn rate. Our customers will be confident that the products and services we provide will meet or exceed their expectations.

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IMT2000
NEC

3G

3G WILL GIVE SMALL MOBILE DEVICE ACCESS TO AN UNPRECEDENTED WORLD OF MOBILE MULTIMEDIA. LIVE VIDEO BROADCASTS, ON-LINE BANKING, SHOPPING, MUSIC, VIDEO ON DEMAND, GAMES, NEWS AND SPORT – IN FACT, ANY SERVICE THAT REQUIRES HIGH BANDWIDTH, OR LARGE AMOUNTS OF DATA TO BE TRANSMITTED.

WITH 3G TECHNOLOGY, DATA TRANSMISSION SPEEDS WILL EXCEED AN ISDN LINK AND BE UP TO TEN TIMES FASTER THAN TODAY'S 2G MOBILE PHONES AND ALMOST AS FAST AS FIXED LINE BROADBAND.

business review manx telecom

>>> mmO_2's wholly owned Manx Telecom is an *integrated communications company providing fixed and mobile, data, voice and internet network services* to the Isle of Man. >> Turnover in 2002 was £43 million (2001: £38 million), EBITDA was £16 million (2001: £12 million) and operating profit was £11 million (2001: £8 million). At 31 March 2002 we had 47,000 mobile customers with 45 per cent on post-pay contracts. >> As the only network operator on the island our marketing is aimed at expanding the size of the market. In the business sector we have targeted small- and medium-sized businesses with standardised services and large customers with tailored telecommunications solutions. >> Manx Telecom has been at the forefront of introducing new telecommunications technology and services. Having launched GSM services in 1996, we introduced broadband fixed network technology at an early stage to allow high-speed data connection for our customers. >> In December 2001 we launched our 3G network, the first fully operational system in Europe. In February the industry recognised this achievement by awarding Manx Telecom the Mobile News Award for Technological Advance at the annual awards ceremony. >> Manx Telecom is offering a number of advanced broadband applications on its 3G network including location-based services, video telephony, high quality information services with pictorial content, video streaming content, mobile office, online gaming and video surveillance. >> Our location-based service, Isle of Man on Air, uses a GPS system, installed in a car, into which a 3G handset is plugged. A personal computer display shows where the user is located on the island and gives location-specific information about tourist attractions and other amenities, including golf courses, restaurants and hotels. The system makes use of text, audio, still and *moving images and pictures. >> Almost 150 single-mode 3G handsets have been distributed to customers in* the business, government and community sectors in an initial trial to assess likely demand patterns for advanced data services. >> In particular, we have reached an agreement with Nationwide bank to collaborate on the development of financial applications for 3G services. >> Using the Manx Telecom 3G network, Nationwide customers have been able to take advantage of a wide variety of banking services. Among the services available *customers have been able to check balances, pay bills, transfer funds between Nationwide accounts, set up* direct debits and standing orders or arrange an e-loan – all on the move. >> Nationwide has found its partnership with Manx Telecom to be a valuable support for its e-commerce strategy: "Nationwide is gaining a valuable early understanding of the capabilities needed to deliver our products and services via a 3G mobile network. The work undertaken throughout the project will lay the foundations for the achievable services, functionality and system design needed to support the evolution from WAP to high-speed mobile e-commerce."

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Emergency Services Communications
AIRWAVE – WILL PROVIDE A SAFER AND MORE EFFECTIVE NATIONAL DIGITAL RADIO SERVICE TO MEET THE NEEDS OF THE POLICE, FIRE AND AMBULANCE AND OTHER PUBLIC SAFETY ORGANISATIONS.
ONCE COMPLETE, THE AIRWAVE NETWORK WILL ALLOW THE EMERGENCY SERVICES TO TALK TO ONE ANOTHER, BOTH DAY-TO-DAY AND IN MAJOR INCIDENTS WHEN CLEAR AND RELIABLE COMMUNICATION CAN REALLY SAVE LIVES.
mode
simoco

business review airwave

>>> Once complete, the Airwave network will provide a *fully integrated, national digital radio service designed to meet the needs of the police and other public safety* organisations. Airwave will make public safety operations more effective and safer, for public and officers alike, both day-to-day and in major emergencies when clear and reliable communication can really save lives. >> Airwave's customers currently include the police and a regional fire and rescue body, but the network also offers significant advantages over present communications technology to a wide range of other emergency organisations. >> Unlike other O_2 networks, which are based on GSM and GPRS technology and which we intend to be based on 3G in the future, the Airwave network is based on the open European standard for digital terrestrial trunked radio (TETRA). >> Under the terms of a £2.5 billion, 20-year contract with the Home Office, Airwave will be sole supplier of core mobile radio services to all 54 Police Forces in England, Scotland and Wales. The service is already operating in a number of forces. Lancashire, Greater Manchester, North Yorkshire, Suffolk, West Mercia and Leicestershire were among the first to introduce it and The Metropolitan Police Service will switch to Airwave in late 2003. We expect national roll-out to be completed by 2005. >> The current analogue radio systems used by police forces are up to 30 years old and many cannot operate with each other or with other emergency services, including fire brigades and ambulance fleets. Lack of communication at major emergencies and disasters has been highlighted as a significant factor in hampering the effective co-ordination of rescue efforts by the emergency services. >> Airwave should provide a common platform for public safety organisations, giving them true interoperability and comprehensive geographical coverage. Capacity should be available whenever and wherever a public safety user needs it, with voice quality approaching that of fixed lines. >> Airwave can also carry data applications, including automatic *vehicle location, and information from the Police National Computer, as easily and efficiently as voice traffic.* No other radio network has been designed to provide Airwave's degree of integration or blanket coverage. >> We are currently marketing Airwave to public safety users other than the police and are confident of securing contracts from these customers over the next 12 to 18 months. Potential new customers include the fire services, ambulance and health trusts and the Ministry of Defence. >> Lancashire Fire & Rescue already has a contract in place with us. Airwave gives a greater depth of coverage than traditional single channel radio and our network allows full communication with other public safety users and emergency services. >> In the health market, the Airwave service should reduce response times for key health professionals while enhancing the quality of patient care through mobile data applications, including the transmission of patients' records and remote patient monitoring. >> We are currently talking to a wide variety of potential MoD users, from the Army Training Estate and explosive disposal groups, to the Royal Military Police and the Military Guard Services. >> Our objectives over the coming year will be to maximise revenues from the existing core infrastructure, to stimulate usage of the Airwave network, to develop new profitable applications – especially from mobile data communications – and to drive forward the take up of the Airwave service by non-police public safety users.

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MERLIN
GPRS DATA CARD
ACCESSING EMAILS, REPORTS, ORDERS OR
JOB DETAILS HELD ON YOUR DATA NETWORK
FROM WHEREVER YOU ARE BECOMES AS
EASY AS SITTING AT YOUR DESK.

business review mobile data

>>> O_2's mobile data business is focused upon building and marketing our leading portfolio of products and services to mobile users across the territories in which O_2 operates. *Services range from a full interactive suite of sports results to providing corporate clients with a secure* email access solution for their employees, using the BlackBerry™ handheld device. >> These services create value for O_2 in two ways. In the first place, revenue from the products and services is a key source of total revenue growth for O_2. Secondly, after using O_2 value-added services, users of competitor networks may be attracted onto our own network, providing a low-cost approach to acquiring new, high-value customers. >> In May 2002, Genie, the consumer-focused mobile data business, was re-branded O_2 Online. The business has also become focused upon O_2's core European network footprint.


4
1,049
1,641
00
01
02

NUMBER OF REGULAR WAP USERS
000s

Operating performance By the year end our mobile Internet business had attracted a total of 4.9 million customer registrations and generated an average of more than 200 million WAP page impressions a month – a level more than double that of a year ago. >> Our mobile data product portfolio ranges from basic consumer services, such as ringtones, icons and information alerts sent via text message, to more advanced products and services for consumers and business customers, including mobile games, instant messaging and multimedia messaging. Our product range incorporates the RIM BlackBerry™, a corporate wireless email device and the xda from O_2, an all-in-one PDA, phone and pocket PC. >> Through O_2's online mobile phone tariffs we offer competitive voice and data service packages in the form of bundles containing inclusive text and WAP minutes. All customer interaction – purchase, care and billing – is managed in a cost-effective way, online via the O_2 web portals. >> O_2's online tariffs have attracted over 300,000 high-value customers to O_2 in the UK in 2002. Our success in the UK led us, in November 2001, to launch O_2 online tariff packages in the Netherlands. Users in both countries have demonstrated usage of all data services above the industry average: >> 99 per cent of our customers send text messages[1], compared with the UK market average of 72 per cent that claim to have sent or received a text message[2]. Some 42 per cent of users had also downloaded icons or graphics from a website compared to the market average of just 6 per cent. >> 52 per cent of our customers own a WAP phone and 81 per cent of them are active users[3], compared with 12 per cent and 25 per cent, respectively, for the UK market as a whole[1]. >> O_2's mobile Internet (WAP) portal has been particularly successful and is now one of the most popular in Europe. More than 1.5 million regular users – up 50 per cent over the year – have been attracted by our innovative services including chat rooms, games, local cinema and gig guides and the official WAP site for Channel 4's "Big Brother" programme.

[1] O_2 COMMISSIONED RESEARCH (ICM, DEC 2001)

[2] O_2 COMMISSIONED RESEARCH (BMRB, FEB 2002): C.50 PER CENT OF MOBILE USERS BELIEVED TO HAVE SENT A TEXT MESSAGE

[3] O_2 COMMISSIONED RESEARCH (SURVEY.COM, SEPT 2001)

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xda from O_2
NO NEED TO DIAL IN TO ACCESS EMAILS, SURF THE WEB, PLAY GAMES OR SEND AND RECEIVE PHOTO IMAGES. MAKE AND RECEIVE CALLS WHILE SURFING THE WEB – NO NEED TO KEEP RECONNECTING.
xda


677
2,665
5,311
00
01
02

NUMBER OF SMS MESSAGES HANDLED BY THE GROUP
million

Operational excellence During the year we created a new internal organisation – products O_2 – under the direction of Kent Thexton, former president of Genie and now mmO_2's chief marketing and data officer. products O_2 encompasses the former Genie businesses, which were focused on consumer data services only, but has expanded responsibility to include product development and product marketing for all O_2 businesses in Europe – for both consumer and business products. >> This central organisation has made significant progress in delivering platforms, systems and capabilities across the Group. We outsourced our global platform management operation to Cap Gemini and deployed a new technology platform developed by long-standing supplier Openwave. The implementation of these programmes once across the Group will result in substantial long-term cost savings. >> We encourage the development of new applications by third parties in key industries, such as music, gaming and corporate systems integration. We have created a web-based community for them, known as Source O_2, and established a Mobile Application Development and Integration Centre to assist in the design, development and launch process. We expect to provide developers with access to our live GSM, GPRS and, in the future, our 3G test environment. Over 4,000 application developers are currently members of this community. >> We have developed a market-leading portfolio of billing and payment mechanisms that offer the widest range of options in paying for our services. The mechanisms will also allow third-party application and content providers to receive payment from end users. >> In addition, O_2 has been developing its messaging communication portfolio – a key growth area for data services.

Looking ahead In the year ahead, we will continue to launch innovative products, services and devices. Some will be based upon technologies that have already been widely adopted, for example, text messaging and WAP. >> But at the same time we also plan to exploit newer capabilities as they become more widely available, in particular GPRS which provides mobile devices with "always on" connections to web-based services. We are launching full mobile web browsing and a range of exciting new mobile devices such as the xda from O_2, to make the most of these capabilities. Our experience in delivering the market-leading Genie web portals will provide us with the learning we need to also lead in delivering PDA portals. >> In February 2002 we began trials of our new multimedia messaging service and will be rolling this out during the course of the year. Users of the service will be able to send and receive media-rich messages – a combination of text, sounds, images and video – to specially enabled handsets. >> In the business mobile data market, we will continue to lead in enabling businesses to connect to their office email systems through the BlackBerry™ device. O_2 will build upon this success by continuing to deploy exclusive and leading software solutions – such as Microsoft's MMIS[4] – and devices such as the xda from O_2 and Handspring Treo™. >> We foresee an exciting year for the adoption of mobile data services.

[4]MMIS
MICROSOFT MOBILE INFORMATION SERVER

PETER ERSKINE (50)
CHIEF EXECUTIVE OFFICER

Peter Erskine was appointed to the Board on 31 August 2001. Mr Erskine is the Company's Chief Executive Officer. He joined the Company from BT where, since March 1993, he held a number of senior positions including Director of BT Mobile, President and Chief Executive of Concert, and, from 1998, Managing Director of BT Cellnet. He has over 11 years' experience in the telecommunications industry, including eight years in the mobile industry. Prior to joining BT he was European Vice President of Sales and Customer Service for Mars and Senior Vice President Sales and Marketing for UNITEL.



NEELIE KROES (60)
NON-EXECUTIVE DIRECTOR

Neelie Kroes was initially appointed to the Board on 31 August 2001. Ms Kroes was most recently President of Nijenrode University in the Netherlands. Before this she served as Adviser to the European Transport Commissioner and also served two periods as Cabinet Minister of Transport and Public Works, and was Secretary of State for Transport and Public Works, in the Netherlands. She was also a member of Parliament and a member of the Rotterdam Municipal Council. She is a member of the Supervisory Boards of a number of companies.



IAN MEAKINS (45)
NON-EXECUTIVE DIRECTOR

Ian Meakins was appointed to the Board on 20 December 2001. Mr Meakins is currently President, European Major Markets and Global Supply of Diageo. He has held a number of senior marketing and operational directorships since joining United Distillers in 1992 from strategic management consultants, The Kalchas Group, where he was a founding partner. Prior to this, he worked at Bain & Company and Procter & Gamble.



DAVID FINCH (46)
CHIEF FINANCIAL OFFICER

David Finch was initially appointed to the Board on 31 August 2001. Mr Finch is the Company's Chief Financial Officer and has extensive experience in financial management having previously held senior finance positions at Exel, Novar (formerly Caradon) and Grand Metropolitan. In addition to Group Finance, he has direct responsibility for the Group Treasury and Investor Relations functions.

board of directors



STEPHEN HODGE (60)
NON-EXECUTIVE DIRECTOR

Stephen Hodge was initially appointed to the Board on 1 October 2001. Mr Hodge was Director of Finance of the Royal Dutch/Shell Group, prior to his retirement on 30 September 2001, where he had responsibility for all financial and investor relations issues for the Shell Group and its parent companies. He has extensive knowledge of the financial management of international companies, having worked throughout the world including Australia, the Netherlands, Venezuela and Argentina in a variety of financial positions. He is Chairman of Shell Pensions Trust Limited.

DAVID VARNEY (56)
CHAIRMAN

David Varney was appointed to the Board on 31 August 2001. Mr Varney is Chairman of the Company and has extensive experience both in the UK and overseas markets gained during his four years as Chief Executive Officer of BG Group (formerly British Gas) from 1996 to 2000. Prior to joining BG Group, he held a variety of senior roles in Shell including the position of Managing Director of AB Svenska Shell in Sweden and Director of Shell International with responsibility for Shell's Oil Products business in Europe. He is also Chairman of Business in the Community.



PAUL MYNERS (54)
NON-EXECUTIVE DIRECTOR

Paul Myners was initially appointed to the Board on 31 August 2001. Mr Myners is Chairman of the Guardian Media Group and a non-executive director of The Bank of New York, Gartmore Global Trust and Marks and Spencer. He completed a review of Institutional Investment for HM Treasury in 2001 and is a member of the Financial Reporting Council. He was Chairman of Gartmore Investment Management until 30 November 2001 and has previously held directorships at National Westminster Bank, Coutts & Co., the Investment Management Regulatory Organisation, the Lloyd's Market Board, Celltech Group, the Scottish National Trust and Orange.

ANDREW SUKAWATY (46)
NON-EXECUTIVE DIRECTOR

Andrew Sukawaty was initially appointed to the Board on 31 August 2001. Mr Sukawaty is the non-executive Deputy Chairman of the Company and senior independent Director. He is President and Chief Operating Officer of Callahan Associates International LLC which operates communications businesses and cable television services worldwide. He has 15 years' experience in the mobile telephone industry and 23 years' experience in telecommunications in the United States and Europe having at different times in those periods held the offices of Chief Executive and President of Sprint PCS, Chief Executive Officer of NTL, Chief Operating Officer of Mercury One2One, where he launched the world's first digital Personal Communications Services company, and he is a former Chairman of the Cellular Telephone and Internet Association (CTIA) in the United States.

Jeffrey Fisher and Stephen Prior were Directors from incorporation of the Company to 31 August 2001.
Sir Christopher Bland, Sir Peter Bonfield and Philip Hampton were appointed as interim Directors on 16 November 2001 and retired on 19 November 2001.

TON AAN DE STEGGE (46)
PRESIDENT AND CEO O_2 NETHERLANDS

Ton aan de Stegge joined Telfort in December 1999. Prior to joining Telfort, he worked for Ericsson with his most recent function being President and CEO, Ericsson Nederland BV. He has also worked in a number of management positions at Volmac, Getronics and Computer Sciences Corporation. He is also Chairman of ICT Telecom, a telecoms industry association in the Netherlands.



JOHN SAMARRON (49)
CHIEF TECHNOLOGY OFFICER

John Samarron joined the Company from BT. Mr Samarron joined BT in 1997 and was appointed Chief Technology Officer for BT Wireless in July 2000. Prior to this Mr Samarron was Managing Director of Mobile Networks for Viag Interkom. Mr Samarron has over 27 years' experience in the telecommunications industry. Prior to joining BT, Mr Samarron was Chief Technical Officer at Pocket Communications Inc. and Executive Vice President and Chief Technical Officer at Chase Telecommunications Inc. He was also Chief Technical Officer at Airtel (Airtouch International).

ANDREW HARLEY (41)
GROUP HR DIRECTOR

Andrew Harley joined the Company from BT, where he had worked since August 1980. Before being appointed as Senior Vice President, HR, BT Wireless in February 2001, Mr Harley was Senior Vice President, Human Resources BTopenworld, BT's fixed internet service provider, and before that he was Human Resources Director for BT Cellnet. Mr Harley was also Human Resources Director for Telenordia in Sweden. He is a Fellow of the Chartered Institute of Personnel and Development.

KENT THEXTON (39)
CHIEF MARKETING AND DATA OFFICER

Kent Thexton joined BT Cellnet in 1998 as Marketing Director before becoming Managing Director of Genie in 2000. He was appointed Chief Marketing and Data Officer for the Company in July 2001. He has over 12 years' experience in the telecommunications industry. Before joining BT Cellnet, he spent eight years in the Canadian mobile industry, holding the position of Chief Operating Officer and Executive Vice President of Rogers Cantel (now Rogers Wireless). Prior to this he held management positions at Northern Telecom and Bell Canada.



RUDOLF GRÖGER (47)
CEO O_2 GERMANY

Rudolf Gröger joined the Company in October 2001 as Chief Executive Officer of Viag Interkom. Prior to this Mr Gröger was Managing Director of T-Systems International GmbH, a subsidiary of Deutsche Telekom, from 1999 to 2001. He played a key role in the acquisition of Debis Systemhaus GmbH and its integration into Deutsche Telekom. He has also worked for Siemens and was head of its German information and communication product operations.

executive management team

RICHARD POSTON (42)
DIRECTOR CORPORATE COMMUNICATIONS

Richard Poston joined the Company in September 2001. Previously he was the Director of Communications for TI Group from 1999 to 2001 and prior to this Director of Corporate Communications for Racal Electronics (now part of Thales) from 1994 to 1999. He held a number of corporate communications and public affairs roles in Racal Electronics where he worked for 14 years. During this time, he was closely involved with the early growth of Vodafone leading to its demerger from Racal and the formation of Camelot Group, operator of the National Lottery, in which Racal was a major shareholder. Mr Poston started his career in the Royal Navy where he served from 1978 to 1986.



DAVID MCGLADE (41)
CEO O_2 UK

David McGlade joined BT Cellnet in October 2000. Mr McGlade has 19 years' experience in the communications industry. Before being appointed as Managing Director of BT Cellnet, Mr McGlade was Chairman and Chief Executive Officer of PureMatrix, a mobile webnet software company based in Colorado. He was also President and Chief Executive Officer of Catch TV, President West Region of Sprint PCS where he launched the first Code Division Multiple Access network outside Asia and a Vice President of TCI.



PHILIP BRAMWELL (45)
COMPANY SECRETARY AND GENERAL COUNSEL

Philip Bramwell joined the Company from BT, where he was employed since April 1998, initially as Legal Manager, Group Strategy and Development and then as Chief Counsel, Corporate Development. He has over 12 years' experience in the telecommunications industry. Before joining BT, he was a partner in DDV, a European specialist telecommunications consultancy firm. Prior to this, he held the position of Vice President and General Counsel at BellSouth with responsibility for the European operations of the Air Call and Dataserv groups and working on cellular and mobile data licence bids and start-ups throughout Europe.

DANUTA GRAY (43)
CEO O_2 IRELAND

Danuta Gray joined the Company from BT, where she was employed since 1984. Ms Gray has over 17 years' experience in the telecommunications industry. Before transferring to her present role in July 2001, she was Senior Vice President of BT Wireless's businesses in Europe. Prior to this she was a general manager of BT Mobile, Leeds from 1994 to 1999, Sales Manager and Deputy General Manager of BT Global Communications from 1992 to 1994 and Account Director for BT Global Communications, Commercial Sector from 1990 to 1992. Ms Gray also worked in various departments as a manager and consultant for BT.



SOHAIL QADRI (41)
PRESIDENT BUSINESS DEVELOPMENT & STRATEGY

Sohail Qadri joined BT Cellnet in 1993 as Director of Operations and Strategy. In 1997 he became Director of Mobility, Group Strategy and Development for BT before taking on his current role. Prior to joining BT Cellnet, Mr Qadri was a Principal Consultant at Coopers & Lybrand, now PricewaterhouseCoopers. He has also been a BT nominated Director at Maxis Communications, SFR and Rogers Wireless.



summary directors' report

The Directors have pleasure in presenting their first summary directors' report and financial statement for the year ended 31 March 2002.

This financial statement is a summary of the information in the Group's full annual report and financial statements. It does not contain sufficient information to allow as full an understanding of the results of the Group and the state of affairs of the Company or the Group as the full report and financial statements. Members can obtain, free of charge, a copy of the latest full report and financial statements by contacting the registrar as detailed on the inside back cover. In addition, members can elect to receive full report and financial statements in future years by writing to the registrars.

Activity

mmO_2 plc is a leading provider of mobile communications services in Europe trading through its wholly-owned subsidiaries in the UK, Germany, Ireland, the Netherlands and the Isle of Man. The Group also operates a mobile internet business through O_2 (Online) Limited. The Chairman's and Chief Executive Officer's welcome statement on pages 6 to 9 and the business review on pages 10 to 21, contain a review of the businesses of the Group during the year and an indication of future developments and form part of this report. The Directors do not recommend the payment of a dividend for the year ended 31 March 2002.

Directors

The current Directors' biographies, and Directors who served during the year, are given on pages 22 and 23.

In accordance with the Company's Articles of Association, Ian Meakins will be seeking election at the forthcoming Annual General Meeting. In addition, although all the other Directors were appointed by the shareholders of the Company as part of the demerger process, the opportunity is being taken for them to retire by rotation and seek re-election at the forthcoming Annual General Meeting.

Substantial shareholdings

The Company has been informed that CGNU plc held 268,611,279 ordinary shares representing 3.10 per cent of its ordinary share capital as at 21 May 2002.

Report on Corporate Governance

Before the demerger became effective, the Group complied with the corporate governance regime of BT. Since the demerger on 19 November 2001, the Board has sought compliance with corporate governance best practice and supports high standards in corporate governance. The application of the principles in Section 1 of the Combined Code are described in the report on corporate governance contained in the full report and financial statements. The Directors consider that, since the demerger, the Company has fully complied with the provisions set out in Section 1 of the Combined Code.

The Board has delegated authority to the following committees on specific matters. All of the committees have formal terms of reference. Minutes of meetings are formally recorded.

The **Chairman's Committee**, chaired by David Varney, advises and assists the Chairman in the preparation for Board meetings. It also acts on behalf of the Board between scheduled Board meetings, in exceptional circumstances, where it is not possible or practicable to convene a meeting of the Board. The other members of the committee are Peter Erskine and David Finch.

The **Audit Committee**, chaired by Stephen Hodge, and comprising all of the other non-executive Directors, monitors the adequacy of the Group's accounting policies and financial reporting; reviews the half-yearly and annual financial statements before they are presented to the Board; monitors internal financial and non-financial controls, including the system for maintaining these controls; maintains a liaison with the internal and external auditors, keeping under review the scope and results of the audit, its cost effectiveness and the independence and objectivity of the auditors and matters relating to the provision of, including the extent of, their non-audit services. The committee also receives formal reports from the Head of Internal Audit who attends meetings. The committee meets at least four times a year, with part of each meeting currently being held between the committee members and the external auditors in private.

The **Finance Committee**, chaired by David Varney, considers financing and investment decisions concerning the Group. The committee normally meets four times a year. The other members of the committee are Peter Erskine and David Finch.

The **Nomination Committee**, chaired by David Varney and comprising all of the non-executive Directors, is responsible for reviewing the structure, size and composition of the Board and for recommending candidates for the approval of the Board for Board membership.

The **Remuneration Committee**, chaired by Andrew Sukawaty and comprising all of the other non-executive Directors, is responsible for determining the framework and policy, and specific remuneration packages, for the remuneration of the Chairman, all executive Directors and members of the Executive Committee. The report on Directors' remuneration, which includes details of the Directors' service contracts, emoluments and share interests, is set out in the Appendix to the Notice of the Annual General Meeting and is also contained in the full report and financial statements.

The **Executive Committee**, chaired by Peter Erskine, the Chief Executive Officer and comprising his senior executive team, is responsible for the executive day-to-day running of the Company and for the preparation and maintenance of strategic plans for the Group and for monitoring the performance of the Group as a whole.

Internal control

The Board is responsible for the maintenance of the Group's system of internal control and for reviewing its effectiveness. It has established an ongoing process of identifying, evaluating and managing key risks. There is a formal six monthly review of key risks by the executive and the Board. The Audit Committee undertakes a quarterly review of reports submitted by senior executives on internal controls, risk management and reports from Internal Audit.

These procedures, which have been put in place since demerger, are designed to identify and manage those risks which could adversely impact the achievement of the Group's objectives. Whilst they do not provide total assurance against material misstatement or loss, the Directors, following a review of the systems described, are of the opinion that a proper system of internal control is in place within the Group.

Annual General Meeting

The Annual General Meeting will be held at 10.30 a.m. on Tuesday 23 July 2002 at the Hilton Birmingham Metropole Hotel, National Exhibition Centre, Birmingham B40 1PP. A separate Notice of Meeting for ordinary shareholders is enclosed with this document, which includes an explanation of the business to be conducted at the meeting.

independent auditors' statement

to the members of mmO_2 plc

We have examined the summary financial statement of mmO_2 plc as set out on page 28.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Review including the summary financial statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the full annual financial statements and Directors' report, and its compliance with the relevant requirements of section 251 of United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our audit in accordance with Bulletin 1999/6 "The auditors' statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement is consistent with the full financial statements and the Directors' report of mmO_2 plc for the year ended 31 March 2002 and complies with the applicable requirements of section 251 of United Kingdom Companies Act 1985, and the regulations thereunder.

PRICEWATERHOUSECOOPERS — 28 MAY 2002
CHARTERED ACCOUNTANTS AND REGISTERED AUDITORS,
LONDON

The financial information contained in the summary financial statement on page 28 does not constitute the Group's statutory accounts for the years ended 31 March 2002 or 31 March 2001. The financial information is derived from the statutory accounts which were approved by the Board of Directors on 28 May 2002. The auditors have reported on those accounts; their report was unqualified and did not contain a statement under sections 237(2) or 237(3) of the Companies Act 1985. The 2002 statutory accounts will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

summary group profit and loss account

Year ended 31 March 2002

	2002 £m	2001 £m
Group turnover	**4,276**	3,200
EBITDA[1] before exceptional items	**433**	317
Group operating loss before exceptional items	**(706)**	(343)
Exceptional items	**(150)**	(2,821)
Group operating loss	**(856)**	(3,164)
Group share of operating profit/(loss) of joint ventures and associates	**8**	(286)
Net interest payable and similar charges	**(25)**	(9)
Loss on ordinary activities before taxation	**(873)**	(3,459)
Tax on loss on ordinary activities	**23**	(70)
Loss on ordinary activities after taxation	**(850)**	(3,529)
Minority interests	**–**	(4)
Retained loss for the financial year	**(850)**	(3,533)
Directors' emoluments[2] (£000's)	**1,839**	721
Basic and diluted loss per share (pence)	**(9.8)**	(40.7)

[1]EBITDA is our earnings before interest, tax, depreciation, amortisation and exceptional items, excluding our share of operating profits and losses of our joint ventures and associates.
[2]Includes payments to non-executive Directors.

summary group balance sheet

As at 31 March 2002

	2002 £m	2001 £m
Intangible assets	**15,992**	15,624
Tangible assets	**4,094**	3,727
Other fixed assets	**37**	33
Fixed assets	**20,123**	19,384
Current assets	**2,037**	1,785
Creditors: amounts falling due within one year	**(1,521)**	(1,504)
Net current assets	**516**	281
Total assets less current liabilities	**20,639**	19,665
Creditors: amounts falling due after more than one year	**(1,403)**	(399)
Provisions for liabilities and charges	**(402)**	(206)
Net assets	**18,834**	19,060
Equity shareholders' funds	**18,834**	–
Owners' net investment	**–**	19,068
Equity minority interests	**–**	(8)
	18,834	19,060

summary group net debt

As at 31 March 2002

	2002 £m	2001 £m
Net cash and current asset investments	**879**	620
Euro medium-term notes	**(982)**	–
Loan notes	**(58)**	(132)
Hire purchase obligations and other borrowings	**(456)**	(282)
Net (debt)/funds	**(617)**	206

This summary financial statement was approved by the Board of Directors on 28 May 2002 and was signed on its behalf by:

P ERSKINE
CHIEF EXECUTIVE OFFICER

D FINCH
CHIEF FINANCIAL OFFICER

additional information for shareholders

Listings
The ordinary shares of the Company were listed on the London Stock Exchange on 19 November 2001. The ordinary shares were also listed on the New York Stock Exchange (in the form of American Depositary Shares (ADSs)) from the same date. ADSs evidenced by American Depositary Receipts (ADRs), each representing ten ordinary shares, have been issued by JPMorgan Chase Bank as Depositary for the ADRs.

Financial calendar/results announcements

Annual General Meeting	23 July 2002
Proposed dates:	
Q1 Trading Statement	July 2002
Interim Results	November 2002
Q3 Trading Statement	February 2003
Preliminary Announcement	May 2003
Publication of the Annual Report and Financial Statements and Form 20-F	June 2003

ShareGift
The Orr Mackintosh Foundation (ShareGift) operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site www.sharegift.org.

Cassettes for visually impaired shareholders
The Company's Annual Review is available on audio cassette. Copies can be obtained, free of charge, from the Registrar, Lloyds TSB Registrars, by calling Freefone 0808 100 4102.

Annual Report and Financial Statements
Copies of our Annual Report and Financial Statements can be obtained by contacting our Registrar, Lloyds TSB Registrars, on Freefone 0808 100 4102.

Annual General Meeting
The first Annual General Meeting will be held at the Hilton Birmingham Metropole Hotel, National Exhibition Centre, Birmingham, B40 1PP, on Tuesday 23 July 2002 at 10.30 a.m.

Shareholder information
To view up-to-date information about your shareholding visit the Lloyds TSB Registrars shareview website at www.shareview.co.uk.

The portfolio service provides access to more information on your investments including balance movements and indicative share prices. To register with Lloyds TSB Registrars as a user of the portfolio service and for more information visit the website at www.shareview.co.uk.

Contacts
Shareholder enquiries
Lloyds TSB Registrars maintain the Company's share register and provide a shareholder helpline service (details opposite). Shareholders should contact the Registrar, if they have any enquiries about their shareholding.

The Registrar
Lloyds TSB Registrars (2501)
The Causeway
Worthing
West Sussex BN99 6DA

mmO_2 plc shareholder helpline
Tel: Freefone 0808 100 4102
Fax: 01903 833371
From outside the UK:
Tel: +44 121 415 7102
Fax: +44 1903 833371

ADR Depositary
JPMorgan Chase Bank
ADR Service Center
PO Box 43013
Providence, RI 02940-3013
USA

Toll-free from within the USA:
Tel: 1 800 428 4237
From outside the USA:
Tel: +1 781 575 4328

General enquiries
mmO_2 plc
5 Longwalk Road
Stockley Park East
Uxbridge
Middlesex UB11 1TT
www.mmo2.com

Address from July 2002
mmO_2 plc
Wellington Street
Slough SL1 1YP

Registered offices

O_2 (UK) Limited
260 Bath Road
Slough SL1 4DX
www.o2.co.uk

O_2 (Germany) GmbH & Co. OHG
Georg-Brauchle-Ring 23-25
80992 Munich
Germany
www.o2online.de

O_2 (Netherlands) B.V.
De Entree 222
1101 EE Amsterdam ZO
The Netherlands
www.o2.nl

O_2 Communications (Ireland) Limited
Digifone House
76 Lower Baggot Street
Dublin 2
Ireland
www.o2.ie

O_2 (Online) Limited*
5 Longwalk Road
Stockley Park East
Uxbridge
Middlesex UB11 1TT

Manx Telecom Limited
Isle of Man Business Park
Cooil Road, Braddan
Isle of Man IM99 1HX
www.manx-telecom.com

Airwave mmO_2 Limited*
5 Longwalk Road
Stockley Park East
Uxbridge
Middlesex UB11 1TT
www.airwaveservice.co.uk

mmO_2 (North America) Inc.
Corporation Trust Center
1209 Orange Street
Wilmington
Delaware DE 19801
USA
www.mmo2.com

*In July 2002, the registered offices of these companies will change to the new address of mmO_2 plc in Slough.

The paper used to produce this report is made from Elemental Chlorine Free Pulps sourced from fully sustainable forests.

Designed and typeset by Pauffley, London
Printed in England by St Ives Burrups Limited


O_2
the new current of mobile communication
www.mmo2.com
mmO$_2$ plc
5 Longwalk Road
Stockley Park East
Uxbridge
Middlesex UB11 1TT
Address from July 2002
mmO$_2$ plc
Wellington Street
Slough SL1 1YP

Notice of Annual General Meeting

mmO_2





notice of meeting

Dear Shareholder

I have much pleasure in sending you the Notice of the Company's first Annual General Meeting which will be held in Birmingham at 10.30 a.m. on Tuesday, 23 July 2002 at the Hilton Birmingham Metropole Hotel, National Exhibition Centre, Birmingham B40 1PP.

The business to be considered at the meeting is set out in the Notice of Meeting together with explanatory notes concerning each of the resolutions.

The Board consider it appropriate that shareholders be given the opportunity, at this our first AGM, to vote on the report on directors' remuneration.

The Company was enabled to make political donations or incur political expenditure for the period to the Annual General Meeting this year in accordance with the Political Parties, Elections and Referendums Act 2000 (the Act) as part of the demerger process. It is proposed to renew that authority for the Company at the forthcoming Annual General Meeting and, as required by the legislation, separate authority is also being sought to include those operating companies which could make political donations or incur EU political expenditure as defined in the Act. The Company has no intention of making donations to political parties. However the Act includes broad definitions which makes the seeking of this approval necessary. This is explained in more detail in this Notice.

The Board believes that all the resolutions being proposed are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends that you vote in favour of each of the resolutions set out in the Notice of Meeting, as all the Directors intend to do in respect of their own beneficial holdings.

Shareholders who are not able to attend the meeting will be able to register their proxy appointment and voting instructions electronically, or by post. If you want to take advantage of this facility, details are given in the "information for shareholders" section of the Notice of Meeting. Even if you are not able to attend the meeting in person and regardless of the number of shares you own, your vote is still important. Please therefore either complete, sign and return the attached accompanying Form of Proxy, or use the electronic voting facilities.

Yours sincerely

DAVID VARNEY, CHAIRMAN

mmO$_2$ plc Registered Office: 5 Longwalk Road, Stockley Park East, Uxbridge, Middlesex UB11 1TT
Registered in England and Wales No. 4190833

notice of meeting

Notice is hereby given that the first Annual General Meeting of mmO_2 plc will be held at the Hilton Birmingham Metropole Hotel, National Exhibition Centre, Birmingham B40 1PP on Tuesday 23 July 2002 at 10.30 a.m. for the following purposes:

Ordinary Business

1. To receive the accounts and reports of the Directors and Auditors for the financial year ended 31 March 2002.

The Directors are required to present to the meeting the audited accounts and the reports of the Directors and Auditors for the financial year ended 31 March 2002.

2. To approve the report on Directors' remuneration for the financial year ended 31 March 2002.

The Combined Code on Corporate Governance states that boards should consider each year whether the circumstances are such that shareholders should be invited at the AGM to approve the remuneration policy for directors. In accordance with current best practice the Board consider it is appropriate for shareholders to approve the report on Directors' remuneration, which includes the remuneration policy, at the Company's first Annual General Meeting. A copy of the report on directors' remuneration, included in the full annual report and financial statements is set out in the Appendix to this Notice.

3. To elect Ian Meakins as a Director of the Company.

The Company's Articles of Association (the rules which govern the Company's internal management and administrative structure) require any new Director appointed by the Board to hold office only until the next General Meeting when that Director becomes eligible for election by shareholders. Ian Meakins was appointed a non-executive Director on 20 December 2001 and therefore is now seeking election.

Biographical details
Ian Meakins (45) is currently President, European Major Markets and Global Supply of Diageo. He has held a number of senior marketing and operational directorships since joining United Distillers in 1992 from strategic management consultants, The Kalchas Group, where he was a founding partner. Prior to this, he worked at Bain & Company and Procter & Gamble. He is a member of the Audit, Nomination and Remuneration Committees.

4. To re-elect David Varney as a Director of the Company.

5. To re-elect Peter Erskine as a Director of the Company.

6. To re-elect David Finch as a Director of the Company.

7. To re-elect Stephen Hodge as a Director of the Company.

8. To re-elect Neelie Kroes as a Director of the Company.

9. To re-elect Paul Myners as a Director of the Company.

10. To re-elect Andrew Sukawaty as a Director of the Company.

Under the Company's Articles of Association Directors are obliged to retire by rotation every three years. As part of the demerger process the existing Board, apart from Ian Meakins, was elected during the financial year ended 31 March 2002. Whilst there is no obligation to seek re-election this year your Board consider it is appropriate that they should each retire and seek re-election at the 2002 AGM.

Biographical details
David Varney (56), who joined the Board in 2001, is Chairman of the Company and has extensive experience both in the UK and overseas markets gained during his four years as Chief Executive Officer of BG Group (formerly British Gas) from 1996 to 2000. Prior to joining BG Group, he held a variety of senior roles in Shell including the position of Managing Director of AB Svenska Shell in Sweden and Director of Shell International with responsibility for Shell's Oil Products business in Europe. He is also Chairman of Business in the Community. He is Chairman of the Chairman's, Finance and Nomination Committees.

Peter Erskine (50), who joined the Board in 2001, is the Company's Chief Executive Officer. He joined the Company from BT where, since March 1993, he held a number of senior positions including Director of BT Mobile, President and Chief Executive of Concert, and, from 1998, Managing Director of BT Cellnet. He has over 11 years' experience in the telecommunications industry, including eight years in the mobile industry. Prior to joining BT he was European Vice President of Sales and Customer Service for Mars and Senior Vice President Sales and Marketing for UNITEL. He is Chairman of the Executive Committee and a member of the Chairman's and Finance Committees.

David Finch (46), who joined the Board in 2001, is the Company's Chief Financial Officer and has extensive experience in financial management having previously held senior finance positions at Exel, Novar (formerly Caradon) and Grand Metropolitan. In addition to Group Finance, he has direct responsibility for the Group Treasury and Investor Relations functions. He is a member of the Chairman's, Executive and Finance Committees.

Stephen Hodge (60), who joined the Board as a non-executive Director in 2001, was Director of Finance of the Royal Dutch/Shell Group, prior to his retirement on 30 September 2001, where he had responsibility for all financial and investor relations issues for the Shell Group and its parent companies. He has extensive knowledge of the financial management of international companies, having worked throughout the world including Australia, the Netherlands, Venezuela and Argentina in a variety of financial positions. He is Chairman of Shell Pensions Trust Limited. He is Chairman of the Audit Committee and a member of the Nomination and Remuneration Committees.

Neelie Kroes (60), who joined the Board as a non-executive Director in 2001, was most recently President of Nijenrode University in the Netherlands. Before this she served as Adviser to the European Transport Commissioner and also served two periods as Cabinet Minister of Transport and Public Works, and was Secretary of State for Transport and Public Works, in the Netherlands. She was also a member of Parliament and a member of the Rotterdam Municipal Council. She is a member of the Supervisory Boards of a number of companies. She is a member of the Audit, Nomination and Remuneration Committees.

Paul Myners (54), who joined the Board as a non-executive Director in 2001, is Chairman of the Guardian Media Group and a non-executive Director of The Bank of New York, Gartmore Global Trust and Marks and Spencer. He completed a review of Institutional Investment for HM Treasury in 2001 and is a member of the Financial Reporting Council. He was Chairman of Gartmore Investment Management until 30 November 2001 and has previously held directorships at National Westminster Bank,

Coutts & Co., the Investment Management Regulatory Organisation, the Lloyd's Market Board, Celltech Group, the Scottish National Trust and Orange. He is a member of the Audit, Nomination and Remuneration Committees.

Andrew Sukawaty (46), who joined the Board as a non-executive Director in 2001, is the non-executive Deputy Chairman of the Company and senior independent Director. He is President and Chief Operating Officer of Callahan Associates International LLC which operates communications businesses and cable television services worldwide. He has 15 years' experience in the mobile telephone industry and 23 years' experience in telecommunications in the United States and Europe having at different times in those periods held the offices of Chief Executive and President of Sprint PCS, Chief Executive Officer of NTL, Chief Operating Officer of Mercury One2One, where he launched the world's first digital Personal Communications Services company, and he is a former Chairman of the Cellular Telephone and Internet Association (CTIA) in the United States. He is Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees.

11. That PricewaterhouseCoopers be appointed as Auditors of the Company from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the shareholders in accordance with the provisions of the Companies Act 1985 and that their remuneration be fixed by the Board.

PricewaterhouseCoopers are the Company's Auditors and were appointed by the Directors shortly after the incorporation of the Company. The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company. This resolution proposes the appointment and, in accordance with standard practice, gives authority to the Directors to fix the remuneration to be paid to the Auditors.

Special Business

To consider and, if thought fit, pass the following resolutions, of which 12 and 15 to 22 will be proposed as ordinary resolutions and resolutions 13 and 14 will be proposed as special resolutions.

12. That the authority to allot relevant securities conferred on the Board by Article 74.2 of the Company's Articles of Association is renewed for the period ending on the date of the Annual General Meeting in 2003 or on 23 October 2003, whichever is the earlier, and for such period the Section 80 Amount shall be £2,890,000.

Under section 80 of the Companies Act 1985, the directors of a company may only allot unissued shares if authorised to do so. The Articles of Association give a general authority to the Directors to allot unissued shares, but that authority is subject to renewal by the shareholders. This resolution, if passed, will continue the Directors' flexibility to act in the best interests of shareholders, when opportunities arise, by issuing new shares, and renews the Section 80 authority given at the time of the demerger of the Company in 2001.

The Directors will be able to issue new shares up to a nominal value of £2,890,000 (the Section 80 Amount) comprising approximately 33 per cent of the total issued ordinary share capital of the Company as at 21 May 2002. The Directors have no present intention of exercising this authority except for the purpose of allotting shares under the terms of the Company's employee share schemes.

This resolution will expire on 23 October 2003, or, if earlier, the date of the next Annual General Meeting.

13. That, subject to the passing of resolution 12, the power to allot equity securities for cash, conferred on the Board by Article 74.3 of the Company's Articles of Association is renewed for the period referred to in resolution 12 and for such period the Section 89 Amount shall be £433,500.

This resolution would allow the Directors pursuant to section 95 of the Companies Act 1985, to allot shares for cash without first offering them to shareholders in accordance with that Act. This authority is limited to the issue of equity securities pursuant to a rights issue or otherwise up to a maximum nominal amount of £433,500 (the Section 89 Amount), comprising approximately 5 per cent of the total issued ordinary share capital of the Company as at 21 May 2002, and will also expire on 23 October 2003, or, if earlier, the date of the next Annual General Meeting.

If shares are to be allotted for cash, section 89 of the Companies Act 1985 requires that those shares are offered first to existing shareholders in proportion to the number of shares held by them at the time of the offer and otherwise in compliance with the technical requirements of that Act. However, it may be in the interests of the Company for the Directors to allot shares other than to shareholders in proportion to their existing holdings or otherwise than strictly in compliance with those requirements.

The Directors intend to seek renewal of the powers sought in resolutions 12 and 13 at each Annual General Meeting.

14. That, in accordance with Article 83 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 0.1p each in the Company, on such terms and in such manner as the Directors may from time to time determine provided that:

a. the maximum number of shares which may be purchased is 867,000,000;

b. the minimum price (exclusive of expenses) which may be paid for each share is 0.1p;

c. the maximum price (exclusive of expenses) which may be paid for each share is an amount equal to 105 per cent of the average of the middle market quotations of an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and

d. this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2003 or on 23 October 2003, whichever is the earlier, unless previously renewed, varied or revoked by the Company in general meeting (except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry).

The Directors believe that it is in the interests of the Company and its shareholders to continue to have the flexibility to purchase its own shares and this resolution seeks authority from shareholders to do so. The Directors would only exercise this authority where, after considering market conditions prevailing at the time, they believe that the effect of such exercise would be to increase the earnings per share and be in the best interests of shareholders generally.

This resolution would renew the authority given to the Directors at the time of the demerger process and would be limited to 867,000,000 ordinary shares, representing approximately 10 per cent of the issued share capital at 31 March 2002. The Directors intend to seek renewal of this power at each Annual General Meeting.

As of 21 May 2002 there were options outstanding over 98,325,014 shares, representing 1.13 per cent of the Company's issued share capital. If the authority given by this resolution was to be fully used, this would represent 1.26 per cent of the Company's issued share capital.

15. That the Company be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £100,000 during any financial year of the Company.

16. That O_2 (UK) Limited, a subsidiary of the Company, be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 during any financial year of the Company.

17. That O_2 Communications (Ireland) Limited, a subsidiary of the Company, be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 (or the equivalent in Euros translated at such rate as the Company's Directors shall consider appropriate) during any financial year of the Company.

18. That O_2 (Germany) GmbH & Co. OHG, a subsidiary of the Company, be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 (or the equivalent in Euros translated at such rate as the Company's Directors shall consider appropriate) during any financial year of the Company.

19. That O_2 (Netherlands) B.V., a subsidiary of the Company, be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 (or the equivalent in Euros translated at such rate as the Company's Directors shall consider appropriate) during any financial year of the Company.

20. That O_2 (Online) Limited, a subsidiary of the Company, be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 during any financial year of the Company.

notice of meeting

21. That Airwave mmO_2 Limited, a subsidiary of the Company, be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 during any financial year of the Company.

22. That Manx Telecom Limited, a subsidiary of the Company, be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 during any financial year of the Company.

For the purposes of resolutions 15 to 22, "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings ascribed to them in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

The Company has not, nor has it any intention of, making donations to political parties in the European Union ("EU"). However the Company and its subsidiaries may incur expenditure on such items as advertising, sponsorship or attendance at policy discussions and business liaison events organised by political parties which may be classified as a donation under the Political Parties, Elections and Referendums Act 2000 ("PPERA"). This Act, however, includes broad definitions which could classify certain donations to think-tanks and charities as political. These resolutions will enable the Company and certain of its operating subsidiaries to support organisations which may fall within the definition of Political Organisations as defined in PPERA. The definition of EU Political Organisations is very wide and it is possible may include bodies concerned with policy review and law reform, with the representation of the business community or sections of it, or with the representation of special interest groups, which it is in the shareholders' interests to support.

The Company is required under PPERA to obtain shareholder approval before such political donations or expenditure of more than £5,000 can be made. PPERA also requires a separate resolution of the holding company to be passed in respect of each subsidiary company concerned. These proposed resolutions seek authority to make political donations and incur EU political expenditure not exceeding £170,000 each year until the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006 and will allow the Company and its subsidiaries in the territories in which they operate to put forward points of view and any arguments to ensure those in political parties are fully briefed on issues surrounding the business of the Group.

The Company will disclose any political donations made and political expenditure incurred, in total not exceeding £170,000, in the UK or other EU member states under these authorities by the Company or its subsidiaries in excess of £200 in the next annual report of the Company in accordance with the requirements of the Companies Act 1985 (as amended).

BY ORDER OF THE BOARD
PHILIP BRAMWELL COMPANY SECRETARY & GENERAL COUNSEL

Registered Office
5 Longwalk Road, Stockley Park East, Uxbridge, Middlesex UB11 1TT.

Registered Number 4190833
28 May 2002

Notes

1. A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote on his or her behalf. A proxy need not be a shareholder of the Company. A Form of Proxy is enclosed and, to be effective, must be delivered to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AW not later than 10.30 a.m. on 21 July 2002.
2. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the relevant register of members of the Company as at 6.00 p.m. on 21 July 2002 shall be entitled to attend and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to the relevant register of members after 6.00 p.m. on 21 July 2002 shall be disregarded in determining the right of any person to attend and vote at the Annual General Meeting.
3. The following documents, which are available for inspection during normal business hours at the registered office of the Company (public holidays excluded), will also be available for inspection at the place of the Annual General Meeting from 9.30 a.m. until its conclusion:
   a. the register of interests of Directors (and their families) in the share capital of the Company;
   b. copies of all service contracts and contracts of appointment between the Directors and the Company;
   c. printed copies of this Notice and the documentation sent with it to shareholders using electronic communication, including the annual report and financial statements for the financial year ended 31 March 2002.
4. Shareholders (and any proxies or representatives they appoint) agree, by attending the meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the meeting.
5. With effect from July 2002 the Company's registered office will be situate at mmO_2 plc, Wellington Road, Slough SL1 1YP.

Appendix

report on directors' remuneration

This report has been prepared by the remuneration committee ("the committee") and has been approved by the Board.

It sets out the Board's statement of how it has applied the principles of good governance set out in the Combined Code. The committee has followed the requirements set out in Schedule A of the Combined Code when considering the remuneration packages of executive Directors and has followed the provisions of Schedule B of the Combined Code when preparing this report. The Report of the Auditors on the financial statements set out on page 61 confirms that the scope of this report covers the disclosures that are specified for their examination by the UK Listing Authority. Details of each individual Director's remuneration and their holdings of the Company's shares, share awards and share options are set out on pages 58 and 59. Since demerger, the Company has complied with the provisions of the Combined Code in relation to Directors' remuneration.

Membership and responsibilities of the remuneration committee

The committee was formed on 31 August 2001 and became formally responsible for mmO_2 executive remuneration on demerger. Prior to the demerger, the remuneration committee of BT was responsible for executive remuneration policy across BT, including the businesses that now constitute mmO_2.

The committee consists exclusively of independent non-executive Directors who are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. No member of the committee has any personal financial interest, other than as a shareholder, in the matters to be decided by the committee.

The committee is chaired by Andrew Sukawaty, and its other members are Stephen Hodge, Neelie Kroes, Ian Meakins and Paul Myners. The Chairman, Chief Executive Officer and other persons are invited to attend from time to time when appropriate, but are not present when matters of their own remuneration are being discussed. Biographies can be found on page 46.

As a fully constituted Board committee, the committee is responsible for determining policy on the remuneration and performance of executive Directors and members of the executive committee (as set out on page 47), and for determining, within agreed terms of reference, specific remuneration packages for each of the executive Directors and members of the executive committee, including:

>> service contracts;
>> salaries;
>> benefits;
>> pension rights;
>> any compensation payments; and
>> the operation of the mmO_2 Executive Share Portfolio ("the Portfolio").

The committee has responsibility for agreeing any awards or options granted under the Portfolio. It also has responsibility for determining how the Portfolio should be operated, including agreeing performance targets and which employees should be invited to participate in the Portfolio. All employees of the mmO_2 Group, including executive Directors, are eligible to be invited to participate at the discretion of the committee. Details of the Portfolio and the basis of awards granted under it are set out on pages 54 and 55.

The committee met five times between its formation and 31 March 2002.

The committee has access to advice from independent executive remuneration consultants on all aspects of executive remuneration as well as from the Group HR Director and remuneration professionals within the business.

Remuneration policy

The committee operates on the principle that executive Directors and members of the executive committee should be provided with appropriate incentives to encourage superior performance and should, in a fair and responsible manner, be rewarded for their contribution to the success of our Group.

As a newly listed company we are committed to developing and maintaining appropriate remuneration strategies which attract, retain and motivate our key people. We are committed to aligning the remuneration of senior executives across the whole business who may have different remuneration histories. In addition, the committee considers it vital to align the interests of the leadership team with those of shareholders, and to link a significant proportion of the package to shareholder value.

In determining individual packages for the executive Directors and members of the executive committee, the committee takes into account comparable roles in comparable organisations, primarily companies of equivalent size, and UK and European telecommunications companies. For the executive Directors, and members of the executive committee, remuneration is based on the following principles:

>> base pay will be positioned at the median of the relevant market, and with consideration to the pay and employment conditions of all employees in the Group; and
>> emphasis will be placed on providing a total cash and total compensation package that has potential to be upper quartile for high performance.

The committee will review the total remuneration of the executive Directors and executive committee members annually to ensure adherence to the above.

The committee believes that it is in the interests of all employees across the business to be given the opportunity to own mmO_2 shares, and wishes to encourage this by taking advantage of favourable tax treatment where available for employee shareholdings. The mmO_2 all-employee plans are:

>> the mmO_2 Sharesave Plan, under which the Directors can grant options to all employees across the business to acquire shares at an exercise price set at a discount of up to 20 per cent to the market value of a share at the time of invitation;
>> the mmO_2 Profit Sharing Plan, which can only be operated before 31 December 2002; and
>> the mmO_2 Share Ownership Plan, under which the Directors can award shares to UK employees on a variety of tax-favoured terms.

Note: the report on directors' remuneration is included in the annual report and financial statements and page reference numbers refer to that document.

report on directors' remuneration

Elements of executive remuneration

The following comprised the principal elements of executive remuneration for the period under review:

>> base salaries;
>> annual incentives;
>> long-term incentives;
>> pensions; and
>> benefits.

Base salary

Base salaries for all executive Directors and other executive committee members are reviewed (but not necessarily increased) annually by the committee. Salary increases are made when the committee believes that this would result in a better reflection of past and future contribution, level of responsibility, competitiveness and criticality to the business. In considering base salaries the committee makes reference to market information and data for comparable positions in comparable businesses.

As at 31 March 2002, David Varney received an annual salary of £500,000. The annual salaries payable to Peter Erskine, the Chief Executive Officer, and David Finch, the Chief Financial Officer, were £500,000 and £350,000 respectively as at 31 March 2002.

Annual incentives

Annual incentives for the year to 31 March 2002 were paid in accordance with bonus plans in place prior to demerger.

In respect of the year to 31 March 2002, the targets for Peter Erskine and David Finch were based on corporate performance, against a combination of targets including Group financials, customer metrics and employee satisfaction indicators. David Varney does not participate in annual incentive arrangements.

The annual bonus arrangements for the forthcoming financial year will be based on a balance of key performance indicators, including EBITDA, revenue and customer satisfaction targets. Targets are determined at the start of the financial year and agreed by the committee.

The on-target and maximum bonus potentials are determined by the committee. The bonus payable for on-target performance is 65 per cent of salary for the Chief Executive Officer with a maximum of 100 per cent. For the Chief Financial Officer, the percentages are 50 per cent and 75 per cent respectively. Bonuses are not pensionable.

In the year to 31 March 2002, Peter Erskine earned an annual bonus of £250,000. This included an exceptional payment of £25,000, awarded at the discretion of the committee, in respect of Peter Erskine's contribution to the successful completion of the demerger. David Finch earned a bonus of £145,000. Peter Erskine also received a payment of £186,880 in respect of notional shares vested under a cash-based long-term incentive plan operated for O_2 UK executives, which he was required to reinvest in mmO_2 shares under the terms of his restricted share award (see page 55).

Shortly after demerger David Varney was paid a discretionary bonus of £150,000 by BT Group plc in respect of his contribution to the successful demerger.

Long-term incentives

The primary vehicle for aligning the interests of key employees and executive Directors with those of shareholders is the Portfolio. Approved by BT's shareholders at the EGM in October 2001 to approve the demerger, it comprises three elements:

>> share options;
>> restricted shares; and
>> performance shares.

The committee will actively review the most appropriate elements of the Portfolio to use from time to time to incentivise participants. In the year to 31 March 2002 only the share option and restricted share elements were operated. It is the committee's intention that no Director or employee should participate in all three elements in the same year. Participation is solely at the discretion of the committee, and all employees of the mmO_2 Group, including executive Directors, are eligible to be invited to participate.

Awards and options are not pensionable and may not be assigned or transferred except on a participant's death, when they may be assigned to the participant's personal representatives. The committee will consider whether an ongoing personal shareholding requirement should be introduced for executive Directors and senior executives.

Share options

It is the Company's policy to use share options as a mechanism for retaining and motivating key employees. Since demerger, options have been granted for nil consideration under the share option element to 1,157 employees, based on their past and anticipated future contribution to the business. The maximum face value of shares granted under option was four times salary although most grants were at 50 per cent to 75 per cent of salary. The exercise price for such options is not set at a discount to the market value of shares under option at the time of grant.

The majority of these options were granted on terms that they normally only become exercisable on the third anniversary of grant, subject to a demanding performance condition being met. This relates to the Total Shareholder Return (TSR) performance of the Company, when compared with the TSR performance of the constituent companies in the FTSE 100 Index at the date of grant (the "Comparator Group").

These options will only become exercisable in full if, at one of the test dates described below, the Company's TSR performance places it at or above the upper quartile of the Comparator Group. No part of the option will become exercisable if the Company's TSR performance places it below the median of the Comparator Group. If the Company's TSR performance places it at the median, 50 per cent will become exercisable. If the Company's TSR performance is between the median and upper quartile, the option will become exercisable on a sliding scale.

This performance target will first be tested on the third anniversary of grant; if the target is not satisfied in full after this period, it can be retested on two subsequent occasions, on the fourth and fifth

anniversaries of grant, extending the length of the performance period at each test. The proportion of options that can be exercised will increase if the Company's TSR performance improves between the test dates. The first performance test is expected to be November 2004, three years from demerger. TSR performance from demerger to 31 March 2002 places mmO_2 at 93rd position within the Comparator Group. In view of the short history of mmO_2 it is not felt appropriate to include graphs of our performance in this report. Compared with the telecommunications companies in the FTSE All-Share Index over the period from demerger to 31 March 2002 and with TSR calculated on the same basis, mmO_2 was ranked fifth out of 14.

Following demerger, and as anticipated in the Listing Particulars, each of the executive Directors was made a grant of share options with an aggregate exercise price equal to three times salary.

Around 20 per cent of options granted have no reference to an additional corporate performance measure for exercise. These options granted without additional performance conditions relate to specific written recruitment promises, or one-off circumstances where retention of key individuals was critical to the future success of the business. None of these options were granted to executive Directors.

It is anticipated for the forthcoming year that grants of options will be subject to a TSR performance condition and the committee will consider whether it would be appropriate to use a smaller peer group for comparison purposes, rather than the constituents of the FTSE 100 Index.

Subject to the approval of the committee, it is the Company's intention to make annual grants on a basis similar to that set out above.

In any 10-year period, not more than 10 per cent of the issued ordinary share capital of the Company from time to time may be issued or issuable under the share option element of the Portfolio and the mmO_2 All-Employee Share Plans.

Restricted shares

Restricted share awards were granted to a small group of senior executives (including executive Directors) shortly after demerger. Most of these awards were granted on terms that they will normally only vest on the third anniversary of grant if the participant builds up a significant personal shareholding in the Company, and remains in employment with the mmO_2 Group.

This arrangement is designed to align the interests of shareholders and executives by encouraging our senior executives and managers to make a significant investment in the Company. In the majority of cases, these restricted share awards were between 25 per cent to 100 per cent of salary. Vesting of the awards is usually subject to the participant building up an equivalent personal shareholding within 18 months from demerger and retaining this shareholding until the vesting date. The restricted share award will vest on a pro rata basis if the participant builds up a lower personal investment. Participants may purchase mmO_2 shares to satisfy their obligation to build up their personal shareholding, or may hold mmO_2 shares derived from previous holdings of BT shares.

On 23 November 2001, Peter Erskine and David Finch were each made a restricted share award, of 100 per cent and 150 per cent of base salary respectively, with a requirement to build up a personal shareholding by the first anniversary of demerger. Peter Erskine is required to build up a personal shareholding equal to the number of shares under award, and David Finch is required to build up a personal shareholding equal to one-third of the shares under award. As at 31 March 2002 both Peter Erskine and David Finch had met their shareholding requirement, and are required to maintain that shareholding until the third anniversary of award in order for their restricted share awards to vest in full.

Participants who were members of the cash-based BT Cellnet Executive incentive plan as described on pages 56 and 57, which vested early as a result of the demerger, were required to invest the after-tax amount payable under this plan in our shares for the purpose of satisfying part of their obligation to build up a personal shareholding. Peter Erskine purchased shares on this basis in respect of the amount payable to him under this plan.

Some of the restricted share awards to certain senior executives were granted in order to satisfy commitments made by the Company in connection with their recruitment or retention circumstances. The vesting of these restricted share awards is subject to a specified period of continued service with the mmO_2 Group, but not an obligation to build up a personal shareholding.

Further awards under this plan will be solely at the discretion of the committee. There are currently no plans to make further awards to existing participants of this plan in the forthcoming financial year.

Performance shares

Under this element of the Portfolio, shares are awarded and vest subject to the satisfaction of a predetermined performance target and continued employment. The committee will set the performance period which will not be less than three years, and the maximum value of shares under award which will not normally exceed twice salary in any year.

This element of the Portfolio has not yet been operated.

Contracts and notice periods

It is the committee's policy that contracts and service agreements for executive Directors will have the following provisions:

- >> the notice period required by the Company to terminate will be 12 months for executive Directors.
- >> if the Company terminates without notice the individual is entitled to a payment in lieu of notice of up to 12 months' pay, the value of employer's pension contributions, benefits, and a bonus payment of not less than the previous year's bonus. This may be paid in a lump sum, or in monthly instalments until the end of the notice period or, if earlier, such time as the Director obtains qualifying alternative employment.
- >> in the event of termination for unsatisfactory performance of duties or for reasons of misconduct, no compensation is payable.
- >> on termination of the Directors' employment within 12 months of a change of control, mmO_2 is obliged to make a liquidated damages payment equal to the basic salary and benefits for the

notice period, plus additional payments generally equal to the annual bonus potential for that year, and in respect of the loss of rights under share incentive schemes.

These terms are reflected in the contracts of Peter Erskine and David Finch.

The Chairman entered into a service agreement with BT on 18 June 2001. This was replaced by a similar service agreement with mmO_2. The service agreement is for an initial period ending on 18 June 2003. At the end of the initial period Mr Varney's time commitment will be reduced to an average of between two and three days per week. At this time the annual salary payable to Mr Varney will be reduced to such a sum as the remuneration committee determines is commensurate with the revised time commitment.

All-employee share plans
In common with all other eligible employees, executive Directors may participate in the mmO_2 Sharesave Plan, the mmO_2 Share Ownership Plan and the mmO_2 Profit Sharing Plan as set out on page 53.

Former long-term incentives
BT legacy share awards
As stated in the Listing Particulars, a number of key employees (including the Chief Executive Officer) of mmO_2 were participants prior to demerger in BT share plans. It was agreed by the BT remuneration committee and endorsed by the mmO_2 Board that share awards under certain BT executive share plans held by mmO_2 employees would continue to subsist following demerger. The awards have been adjusted so that they relate solely to mmO_2 shares, and any performance measure has been translated into a measure of mmO_2 performance from demerger to the end of the performance period. Therefore, where relevant, the vesting of these share awards is dependent on the performance of BT prior to demerger, and mmO_2 performance thereafter. On maturity these awards will be satisfied in existing mmO_2 shares held by an employee trust which has already been funded by BT.

In accordance with the rules of these plans the awards were converted into awards over mmO_2 shares on the basis of an adjustment factor, derived from the average prices of BT Group and mmO_2 shares in the 20 dealing days following demerger. As such, based on average share prices of BT Group and mmO_2 of 267.9125 pence and 85.6875 pence respectively, the adjustment factor used was 4.1266.

No further awards will be made under these plans to mmO_2 employees.

Details of Peter Erskine's shares under award from these plans are set out on page 59, and a short description of each is set out below.

BT Deferred Bonus Plan (BT DBP)
Under the BT DBP, established in 1998, awards of BT shares were made to executives based on their performance in the preceding financial year. The awards were generally equivalent in value to 50 per cent of the annual bonus. Awards vest after three years. Awards made prior to February 2001 will be preserved until the end of the deferred period if a participant leaves employment other than for gross misconduct. Peter Erskine currently has 127,656 mmO_2 shares under award which will vest in 2004.

BT Incentive Share Plan (BT ISP)
Under this plan, established in July 2000, participants are awarded shares which will normally vest at the end of a three-year period provided a predetermined TSR target is met. Peter Erskine has 312,750 mmO_2 shares under award which will normally vest in 2003, subject to performance.

BT Executive Share Plan (BT ESP)
The BT ESP was introduced in 1994. Awards under the BT ESP normally vest at the end of five years provided a predetermined TSR target is met. Awards of shares were granted in each of the years from 1994 to 1999.

The demerger triggered the end of the performance period for the 1997 BT ESP award. BT's TSR performance relative to the other companies in the FTSE 100, was such that 32.5 per cent of the shares subject to a performance condition will vest in August 2002 subject to participants' continued employment. A portion of the shares awarded will vest in full. As such, 107,939 mmO_2 shares will vest to Peter Erskine in August 2002. A further 154,057 mmO_2 shares will normally vest in 2004, and 144,198 in 2005, subject to performance.

Based on performance to 31 March 2002, none of the awards under the BT ISP and BT ESP would vest.

mmO_2 Legacy Option Plan
Subsisting options over BT shares granted under BT executive share option plans have been replaced with options over mmO_2 shares, granted under the mmO_2 Legacy Option Plan, for those participants now employed by mmO_2. The replacement options were granted on the same terms, and are exercisable between the same dates, as the options for which they were exchanged. Therefore, the terms of this exchange ensured that the total amount payable on exercise, and any gain or loss arising had the options been exercised at the time of the exchange, was the same before and after the exchange. As anticipated in the Listing Particulars, the adjustment factor of 4.1266 (as set out opposite) was used to calculate the number of mmO_2 shares under option to be granted.

There are no performance conditions relating to the vesting of these options other than continued employment with the mmO_2 Group. The legacy options will be satisfied using new issue shares and, as set out in the Listing Particulars prior to demerger, options granted under this plan do not count towards the dilution limits established for mmO_2 share option plans.

David Varney was granted 491,272 shares under option under this plan, details of which can be found on page 59.

Cash-based incentives
Prior to demerger a variety of cash-based incentive plans operated in the mmO_2 businesses in the UK, Germany, the Netherlands and Ireland and also within O_2 Online. mmO_2 has taken steps during the year to terminate some plans early and does not intend to renew the others when they reach the end of their performance periods.

Each of the incentive plans is briefly described below.

Previous O_2 UK executives (including the Chief Executive Officer, based on his previous role of Managing Director of O_2 UK) participated in a cash-based plan under which awards over notional BT shares normally vested by reference to the performance of O_2 UK. Awards granted in 1999 and 2000 vested early in full as a result of the demerger, and payments were made to participants shortly after, including a payment to Peter Erskine of £186,880. Peter Erskine has no further awards under this plan.

Awards granted in respect of 2001 did not vest early as a result of the demerger, and these awards were adjusted so as to relate to notional mmO_2 ordinary shares; the level of vesting will continue to relate to the performance of O_2 UK.

Under a plan introduced by O_2 Germany in November 2000, eligible employees are entitled, no earlier than 2004, to a payment based on the value of the goodwill of O_2 Germany at that time. Payment is only made if O_2 Germany achieves positive EBITDA in the financial year prior to payment.

Under a plan operated by O_2 Netherlands, key employees and management are entitled to payments determined by reference to O_2 Netherlands' achievement of business targets.

Under a plan operated by O_2 Ireland, key employees and management are entitled to cash payments in 2002 and 2003 by reference to the performance of O_2 Ireland up to the date of payment. A substantial part of the plan (also cash-based), related to the growth in value of O_2 Ireland, has been replaced with grants and awards under the mmO_2 Executive Share Portfolio.

A plan operated for O_2 Online's management team was terminated in July 2001 by reference to O_2 Online's achievement of pre-set performance conditions up to that date. The crystallised cash amounts will be paid to participants in instalments between 30 November 2001 and 31 March 2003, subject to their continued employment up to the relevant date.

Pensions

There are pension arrangements in place in the main jurisdictions in which the mmO_2 Group operates. Schemes vary in accordance with local market practices in each jurisdiction, and as such there are several arrangements in place for executive Directors and executive committee members, including 401k plans and final salary schemes.

Each of the executive Directors is entitled to final salary related pension benefits up to the statutory earnings cap. In addition, they are entitled to supplementary pension benefits in respect of earnings above the statutory earnings cap (comprising unfunded final salary related benefits in the case of Peter Erskine and funded defined contribution benefits in the case of David Finch). Peter Erskine's pension arrangements provide for a total pension of two-thirds of final salary at age 60, inclusive of any retained benefits from his previous employment, and a widow's pension of two-thirds of his pension. David Finch's pension arrangements provide for an annual accrual of 1/30 of the earnings cap subject to any restriction due to retained benefits. In addition, he is entitled to a supplementary defined contribution benefit, the level of which is determined on an annual basis. For the year to 31 March 2002 this was equal to 30 per cent of base salary; 18.5 per cent paid to a Funded Unapproved Retirement Benefit Scheme (FURBS), and 11.5 per cent paid as a cash supplement. David Varney has no contractual entitlement to participation in pension arrangements.

The pension arrangements provide for life cover of four times salary. This is arranged separately for David Varney.

The committee will consider the policy for executive pension provision in light of the launch of the new mmO_2 pension scheme on 1 July 2002.

Details of pension arrangements within mmO_2 are set out in note 7 to the financial statements.

Other benefits

The main benefit provisions in the contracts of executive Directors are 25 days holiday per annum, rising to 30 after five years' service; a company car or cash equivalent; healthcare for family; dental care for the executive and spouse; and personal tax and financial planning costs reimbursed to a maximum of £5,000 per annum.

Policy on outside appointments

It is the Company's policy to support the undertaking of external directorships or similar roles by executive Directors and senior managers where it is beneficial for both the individual concerned and the Company. Appointments relating to executive Directors and executive committee members require the prior approval of the Board. Appointments relating to other senior managers require the prior approval of the Chairman.

Non-executive Directors' letters of appointment

The fees of non-executive Directors are determined by the Chairman and Chief Executive Officer who have access to independent advice.

Each non-executive Director has entered into a letter of appointment with mmO_2, which covers, amongst other items, their terms of appointment and a general statement of their role and duties. The appointment is for an initial term of three years from demerger (or until 20 December 2004 in the case of Ian Meakins), but may be renewed on expiry of that initial term. Each of the non-executive Directors (other than Andrew Sukawaty) is entitled to a fee of £30,000 per annum (plus an additional fee of £3,000 per annum for membership of each Board committee in excess of one committee). Mr Sukawaty is entitled to a fee of £100,000 per annum as non-executive Deputy Chairman of the Company and was paid £17,648 for advice given in the period from his appointment on 27 June 2001 to 31 August 2001, at which time he was appointed Deputy Chairman. The non-executive Directors will not participate in any of mmO_2's share or cash-based incentive arrangements.

Directors' remuneration (excluding pension arrangements) was as follows:

	Salary and fees 2002 £	Salary and fees 2001 £	Annual and special bonuses 2002 £	Annual and special bonuses 2001 £	Benefits excluding pensions[10] 2002 £	Benefits excluding pensions[10] 2001 £	Total 2002 £	Total 2001 £
David Varney	**393,056**[1]	–	**150,000**[7]	–	**24,537**	–	**567,593**	–
Peter Erskine[11]	**449,464**	390,000	**250,000**[8]	306,000[9]	**31,350**	25,000	**730,814**	721,000
David Finch	**235,215**[2]	–	**145,000**	–	**13,388**	–	**393,603**	–
Andrew Sukawaty	**76,256**[3]	–		–	–	–	**76,256**	–
Stephen Hodge	**18,000**[4]	–		–	–	–	**18,000**	–
Neelie Kroes	**21,099**[5]	–		–	–	–	**21,099**	–
Ian Meakins	**10,184**[6]	–		–	–	–	**10,184**	–
Paul Myners	**21,099**[5]	–		–	–	–	**21,099**	–

[1] From date of initial appointment 18 June 2001. Appointed to the Board 31 August 2001.
[2] From date of initial appointment 1 August 2001. Initially appointed to the Board 31 August 2001.
[3] Includes a payment of £17,648 in respect of consultancy services provided to mmO_2 for the period 27 June 2001 to 31 August 2001. Initially appointed as Deputy Chairman 31 August 2001.
[4] Initially appointed 1 October 2001.
[5] Initially appointed 31 August 2001.
[6] Appointed 20 December 2001.
[7] £150,000 paid by BT Group in respect of David Varney's contribution to the successful demerger.
[8] In addition, Peter Erskine received a payment of £186,880 resulting from the BT Cellnet Long-Term Incentive Plan which vested on demerger, and £28,669 in BT shares in respect of the vesting of the 1998 BT Deferred Bonus Plan.
[9] Includes £131,000 in BT shares awarded in respect of the BT Deferred Bonus Plan. These shares vest in the summer of 2004 subject to continued employment with mmO_2.
[10] Benefits include car provision or cash allowance, healthcare, financial planning, home security, dental care and life cover.
[11] Highest paid Director. Appointed to the Board 31 August 2001. Figures for 2002 relate to the period 1 April 2001 to 31 March 2002.

From the period 1 April 2001 to 31 August 2001, Jeffrey Fisher and Stephen Prior were also Directors of the Company but received no emoluments.

From the period 16 November 2001 to 19 November 2001, Sir Christopher Bland, Sir Peter Bonfield and Philip Hampton acted as interim Directors of the Company but received no emoluments.

Pension provisions

	Directors' contributions £	Increase in accrued pension during year 2002 £'000	Increase in accrued pension during year 2001 £'000	Total accrued pension at 31 March 2002[1] £'000	Transfer value of increase in accrued benefit[3,4] 2002 £'000	Transfer value of increase in accrued benefit[3,4] 2001 £'000	Transfer value of accrued benefit[4] At 31 March 2002 £'000	Transfer value of accrued benefit[4] At 1 April 2001 £'000
Peter Erskine	**14,310**	**32**	25	**146**	**403**	276	**1,899**	1,453
David Finch	**–**	**2**	–	**2**[2]	**20**	–	**20**	–

[1] The accrued annual pension represents the maximum defined benefit liability for mmO_2. The amounts will be reduced by any retained benefits from previous employment.
[2] Part year figure. For the year ended 31 March 2002 in respect of David Finch, £43,167 was paid to a Funded Unapproved Retirement Benefit Scheme (FURBS) and £26,833 was paid as a cash supplement.
[3] The transfer values have been calculated on the basis of actuarial advice and exclude Directors' contributions. The transfer values of the Inland Revenue approved benefits have been calculated in accordance with Actuarial Guidance Note GN11 using the assumptions adopted by the BT Pension Scheme Actuary. The unapproved element of pension benefits have been valued using assumptions appropriate to the FRS17 accounting standard, which are consistent with GN11 principles.
[4] These figures represent liabilities of the Company, not sums paid or due to the individual.

Beneficial interests

The beneficial interests of the Directors and their immediate families in mmO_2 ordinary shares of 0.1p each as at 31 March 2002 are set out in the table below. Figures include share options to subscribe for ordinary shares and ordinary shares awarded under the Portfolio and BT Legacy Share Awards.

	mmO_2 ordinary shares: As at 31 March 2002	mmO_2 ordinary shares: As at demerger (or date of appointment if later)[1]	Options over mmO_2 shares	mmO_2 sharesave options	mmO_2 shares under award
David Varney	**274,019**[2,5]	**113,000**	**2,215,409**	**12,978**	**–**
Peter Erskine	**405,444**[5]	**71,968**	**1,724,137**	**12,978**	**1,570,613**[3]
David Finch	**304,211**[5]	**–**	**1,206,896**	**12,978**	**604,606**[4]
Andrew Sukawaty	**–**	**–**			
Stephen Hodge	**60,000**	**–**			
Neelie Kroes	**–**	**–**			
Ian Meakins	**–**	**–**			
Paul Myners	**200,000**	**1,040**			

[1] Directors' dates of appointment are set out in the table of Directors' remuneration.
[2] Includes 100 mmO_2 American Depositary Shares (ADSs) (1 ADS = 10 ordinary shares).
[3] Includes 575,815 shares awarded under the mmO_2 Restricted Share Plan. Vesting is subject to the satisfaction of a personal shareholding requirement as set out on page 55. 994,798 relate to BT Legacy Share Awards as set out overleaf.
[4] Shares awarded under the mmO_2 Restricted Share Plan. Vesting is subject to the satisfaction of a personal shareholding requirement as set out on page 55.
[5] Includes shares held by the trustee in respect of the mmO_2 Share Ownership Plan.

Executive share options

The table below shows the options granted under the share option element of the Portfolio held by Directors during the year. Vesting is subject to the satisfaction of corporate performance criteria as detailed on pages 54 and 55.

	Grant date	Number of shares under option[1]	Exercise price	Date exercisable
David Varney	23 November 2001	**1,724,137**	87p	23 November 2004 – 23 November 2011
Peter Erskine	23 November 2001	**1,724,137**	87p	23 November 2004 – 23 November 2011
David Finch	23 November 2001	**1,206,896**	87p	23 November 2004 – 23 November 2011

[1] At date of grant and as at 31 March 2002.

No share options granted to Directors lapsed or were exercised during the year.
Unrealised gains on executive share options were nil as at 31 March 2002.

Prior to demerger David Varney held options over BT shares. These were re-granted over mmO_2 shares as follows:

Original grant date	**Number of mmO_2 shares under option[1]**	mmO_2 exercise price	Date exercisable
22 June 2001	**491,272**	101.7p	2004-2011

[1] As at 31 March 2002. The options were re-granted on 20 December 2001.

The closing market price of mmO_2 shares at 28 March 2002 was 68.25p and the range from date of demerger to that date was 60p to 93p.

Sharesave options

The table below shows the sharesave options over mmO_2 ordinary shares held by Directors during the year:

	Grant date	Number of shares under option[1]	Exercise price
David Varney	21 December 2001	**12,978**	73.2p
Peter Erskine	21 December 2001	**12,978**	73.2p
David Finch	21 December 2001	**12,978**	73.2p

[1] mmO_2 shares under option, usually exercisable from 14 February 2005 and usually lapsing on 14 August 2005.

In addition, Peter Erskine has the following mmO_2 shares under award from BT Legacy Share Awards, a description of which can be found on page 56. Following demerger, these awards were adjusted to relate solely to mmO_2 shares, and any performance measure has been translated into a measure of mmO_2 performance from demerger to the end of the performance period.

	Year of award	Number of mmO_2 shares[1]	Vesting	Value at 31 March 2002[3] Minimum	Maximum
BT Executive Share Plan	1997	**256,137**	2002[2]		
	1998	**154,057**	2004	–	**£105,143**
	1999	**144,198**	2005	–	**£98,415**
Total		**554,392**			
BT Incentive Share Plan	2000	**312,750**	2003	**£53,363**	**£213,452**
Total		**312,750**			
BT Deferred Bonus Plan[4]	2001	127,656	2004		
Total		127,656			

[1] As at demerger and 31 March 2002.
[2] The demerger triggered the end of the performance period for the 1997 BT ESP award. As such, 107,939 mmO_2 shares will be transferred to Peter Erskine in August 2002.
[3] Based on the market value of the Company's shares at 31 March 2002. The minimum figure represents those shares which would transfer to the Director under the ESP or ISP at the end of the five- or three-year performance period respectively, providing the minimum performance criteria have been satisfied. The maximum figure represents those shares which would transfer to the Director under the ESP or ISP at the end of the five- or three-year performance period respectively, providing the performance criteria have been satisfied in full.
[4] Vesting of shares awarded under the BT Deferred Bonus Plan is subject only to the continued employment of the Director with the Company.

Non-beneficial interests

At 31 March 2002, Peter Erskine had a non-beneficial interest in 6,455,291 mmO_2 ordinary shares held in trust by Ilford Trustees (Jersey) Limited as trustee of the BT Deferred Bonus Plan, BT Incentive Share Plan, BT Retention Share Plan and BT Executive Share Plan.

At 31 March 2002, Peter Erskine and David Finch had a non-beneficial interest in 4,838,772 mmO_2 ordinary shares and 86,564 mmO_2 American Depositary Shares held in trust by Computershare Trustees (C.I.) Limited as trustee of the mmO_2 Restricted Share Plan.

Since 31 March 2002 David Varney, Peter Erskine and David Finch have each acquired 469 additional ordinary shares under the terms of the mmO_2 Share Ownership Plan. There have been no other changes in the Directors' beneficial and non-beneficial interests in the share capital, including options to subscribe for shares, or in the debentures of the Company and its subsidiaries between 31 March 2002 and 28 May 2002.

Executive committee

The aggregate remuneration of members of the executive committee, other than executive Directors, for services in all capacities during the 2002 financial year was £6.3 million. In addition, loans outstanding to senior officers of the Company as at 31 March 2002 were £150,000.

The members of the executive committee beneficially own less than 1 per cent of the Company's outstanding ordinary shares.

By Order of the Board

ANDREW SUKAWATY
DEPUTY CHAIRMAN AND CHAIRMAN OF THE REMUNERATION COMMITTEE

information for shareholders

Time of the Meeting
The doors will open at 9.30 a.m. and the Annual General Meeting will start promptly at 10.30 a.m.

If you are planning to attend the Annual General Meeting
The Hilton Birmingham Metropole Hotel is located on the NEC complex in Birmingham, which is centrally located with easy access from the Midlands' motorway network and Birmingham International railway station.

If you travel by train
The NEC has its own station, Birmingham International. Details of train times can be obtained by telephoning Central Trains on 0870 000 6060 or National Rail Enquiries on Lo-call 08457 48 4950. A courtesy shuttle bus service will be provided from the train station to the hotel venue.

If you come by car
Birmingham is at the hub of the UK motorway network, enabling shareholders to travel via the M6, M1, M40 or M42. The NEC is situated just off junction 6 of the M42.

There is limited free car parking available at the hotel. In addition there is an NEC car park adjacent to the hotel for which the NEC charge a fee per day for parking.

Questions
The Chairman will take questions from shareholders on the business of the meeting. If you wish to ask a question, please make your way to the question registration area, where there will be somebody to assist you.

It would be helpful if shareholders coming to the Annual General Meeting and intending to ask a question, complete the enclosed reply-paid Question Registration Card and return it to the Company Secretary, c/o Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AW.

Other enquiries
If your questions relate to either a specific shareholder query or a customer query, there will be helpdesks available which will be open before the meeting and for a short time after the meeting ends.

Venue arrangements
Medical Attention – A qualified paramedic will be in attendance throughout the meeting, should anyone require assistance.

Mobile Phones – Please ensure mobile telephones or pagers are switched off for the duration of the meeting.

Refreshments – On arrival tea and coffee will be available before the meeting. Light refreshments will be served for a short while after the meeting.

Smoking – Smoking will not be permitted in the hotel reception rooms or during the AGM.

Please keep and bring with you the accompanying dual purpose Admission Card/Form of Proxy. It will authenticate your right to attend, speak and vote and will speed your admission to the meeting. You will need to keep this card until the end of the meeting. You may find it helpful to bring this Notice and the 2002 annual review or annual report in case you need to refer to them at the meeting.

If you are not planning to attend the meeting and wish to vote on any of the resolutions the Form of Proxy must be returned to Lloyds TSB Registrars to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AW not later than 10.30 a.m. on 21 July 2002. Returning the Form of Proxy will not prevent you from attending in person and voting at the meeting.

Joint shareholders
All joint shareholders may attend and speak at the meeting. Only the first shareholder listed on the register of members is entitled to vote.

Shareholders with disabilities
Special arrangements have been made to help shareholders with disabilities. Sound amplification facilities and an induction loop will be provided for people with hearing difficulties, together with sign language interpretation and palantype speech-to-text transcription for people who are profoundly deaf.

There will be facilities for shareholders who are in wheelchairs. Anyone accompanying a shareholder in need of assistance will be admitted to the meeting.

Completing the Form of Proxy
Notes on completing the Form of Proxy can be found on the reverse of the form and should be read carefully before the form is completed.

Electronic Proxy Voting
You may if you wish register the appointment of a proxy for this meeting electronically, by logging onto the website www.sharevote.co.uk. Full details of the procedure are given on that website. The proxy appointment and voting instructions must be received by Lloyds TSB Registrars not later than 10.30 a.m. on 21 July 2002.

You will need to have your Form of Proxy to hand when you log on as it has information which is required in the process.

Shareview
Shareview is an internet service offered to mmO_2 shareholders in association with Lloyds TSB Registrars. You can access your shareholder account by using shareview and choose to receive shareholder communications electronically, rather than by post.

To register with www.shareview.co.uk you will need your shareholder reference number which is shown on the enclosed Form of Proxy.

Receiving the Annual Report and Financial Statements
The Company publishes two reports annually:
>> mmO_2 plc Annual Report and Financial Statements ("annual report") which is the Company's full report and financial statements; and
>> mmO_2 plc Shareholder Annual Review ("annual review"). This is a shorter report which includes a summary financial statement designed to meet the requirements of private shareholders.

You will be sent only the annual review unless you notify the Company in writing that you wish to receive the annual report. You need only make the request once to ensure you receive the annual report each year and you may revoke your request at any time.

Shareholders who do not elect to receive the annual report may request a copy at any time by contacting Lloyds TSB Registrars (2501), The Causeway, Worthing, West Sussex BN99 6DA. Alternatively you may view the annual report on the Company's Shareholder Services Centre website www.mmo2.com.

Calendar of key dates

23 July 2002
Annual General Meeting

Proposed dates:

July 2002
Q1 Trading Statement

November 2002
Interim Results

February 2003
Q3 Trading Statement

May 2003
Preliminary Announcement

June 2003
Publication of the Annual Report and Financial Statements and Form 20-F

Enquiries

Lloyds TSB Registrars maintain the Company's share register and the mmO_2 Easyshare register. They also provide a telephone helpline service.

If you have any queries about the AGM, or about your shareholding, please contact Lloyds TSB Registrars:

mmO_2 Shareholder Helpline
Freefone 0808 100 4102
Fax: 01903 833371
From outside the UK:
Tel: +44 121 415 7102
Fax: +44 1903 833371

or you may write to: Lloyds TSB Registrars (2501),
The Causeway, Worthing, West Sussex BN99 6DA.

www.mmo2.com

mmO_2 plc
5 Longwalk Road
Stockley Park East
Uxbridge
Middlesex UB11 1TT

Address from July 2002
mmO_2 plc
Wellington Street
Slough SL1 1YP

mmO_2 ANNOUNCES PLANS TO LAUNCH

MULTIMEDIA MESSAGING SERVICES IN THE AUTUMN

Released: 18 June 2002

mmO_2 is set to launch a new range of multimedia messaging services (MMS) across of all its European territories from Autumn 2002, it was announced today. It has also today selected Nokia as its preferred technology partner under the terms of a letter of intent signed by the two companies. Contract signature will follow the satisfactory conclusion of detailed negotiations.

MMS will greatly enhance existing text messaging (or 'SMS') services and will revolutionise the mobile communications market.

Customers with MMS-enabled handsets will be able to compose their own multimedia message, comprising a mix of personal photographs, pictures, sound recordings as well as text and send it to another mobile or email address. They will also be able to access the O_2 portal to download images from a photo album and image bank. A range of multimedia text alerts covering sport, entertainment, gossip, news, travel and weather will also be offered.

The service will be marketed to consumers and business users, emphasising compelling content and applications, ease of use, competitive pricing and comprehensive in-store customer support. mmO_2 plans to remove some of the charging complexity of other competitive offerings by introducing two simple tariff choices. Customers will be able to select either a pay-as-you-use service, which is likely to cost from around 30 pence per message, or opt from a range of bundled services, giving a number of messages for a flat rate fee.

Customers will access the service using a range of devices, including the Nokia 3510, 7650 and 6610, the Eriksson T68i, and the Sharp GX-1. Pricing for MMS-enabled handsets will be announced at launch, however indicative pricing has been set between £150 and £220. These will be made available across all its territories, including the UK, Germany, Ireland and the Netherlands.

mmO_2 is working with established media brands and innovative new media start-ups to attract a wide range of MMS content. It has already signed deals with Arsenal and Bayer Leverkusen football clubs, Hallmark, Ringtones Online and Warner Bros. (via Motorola) and has more in the pipeline. mmO_2, through its rapid development centre, Source O_2, will also continue to work closely with third party application developers on MMS. To date, there are more than 7000 registered members of Source O_2.

mmO_2 believes that the appeal of MMS services and devices will drive the uptake of GPRS medium-speed mobile data connections, resulting in important new revenue streams for both operators and content providers.

Kent Thexton, chief marketing and data officer, mmO_2, said: "We believe that MMS has mass appeal – from teenagers and parents exchanging photographs and experiences to business users sharing product information. Customers will be able to send a message incorporating unique and spontaneous photos and sound to share with friends and family for little more than the cost of a first class stamp. MMS is a natural evolution of the strong SMS trend."

mmO_2

mmO_2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses have now been re-branded as O_2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO_2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO_2 has also applied for a 3G licence in Ireland.

mmO_2 has approximately 17. 5 million customers and some 14,000 employees, with revenues for the year ended 31 March 2002 of £4,276 million. Data represented 13.4% of total service revenues in the quarter ending 31 March 2002.

mmO2 Contacts:

David Nicholas
Head of Media Relations
mmO_2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

Simon Gordon
Press Relations Manager
mmO_2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

Kate Mant
Data PR Manager
mmO_2 plc
kate.mant@O2.com
t: +44 (0)7736 518 790

mmO2 Corporate Communications
t: +44 (0)20 8606 1402